SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

Commission File Number 1-14858

                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)

                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F ___   Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Management's  Discussion  and  Analysis of  Financial  Position  and
Results of Operations and Management's and Auditors's Reports for year end September 30, 2002 and Auditor's Consent.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


Roadmap
This management's discussion and analysis of financial position and results of operations ("MD&A") should be read in conjunction with the Consolidated Financial Statements of the Company's fiscal years 2002, 2001 and 2000 and the notes beginning on page 42 of this annual report. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from GAAP in the United States ("US GAAP"). The fiscal 2002, 2001 and 2000 results are reconciled to US GAAP in Note 16 to the Consolidated Financial Statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Corporate overview
Headquartered in Montreal, CGI's operations are organized along geographic lines with three strategic business units: Canada and Europe, US and Asia Pacific and Business Process Services, along with Corporate Services. CGI provides end-to-end information technology ("IT") services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, utilities and services, as well as healthcare. Some 72% of the Company's business is in the management of IT and business functions (outsourcing), and 28% in systems integration and consulting ("SI&C").

CGI and its affiliated companies employ 14,600 people serving some 3,000 clients from more than 60 offices located around the world. The Company provides end-to-end IT services and business solutions to its clients, including IT facilities management through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). CGI also has applications maintenance and development centers in India (Mumbai and Bangalore).

Business acquisitions
In fiscal 2002, CGI completed the acquisition of five niche companies (through the purchase of all shares, except in two cases where the assets were acquired) and invested to create a joint venture with Canada Post Corporation ("Canada Post").

On April 2, 2002, CGI acquired Albany-based Rapid Application Developers Inc. ("RAD"), one of the region's largest software development firms. At the time of the acquisition, RAD had 36 employees serving government clients and generated US$4.2 million in revenue annually. The price paid was approximately $6.5 million (US$4.0 million).

On May 3, 2002, CGI signed a shareholders' agreement which finalized the terms and conditions of a new jointly-owned IT services company, Innovapost Inc. ("Innovapost"), with Canada Post as the majority owner (51%) and CGI owning 49%. Innovapost will provide all IT services to Canada Post, its affiliated companies, and potentially to other postal organizations worldwide. Innovapost began generating revenue in July 2002 and expects to achieve total revenue of approximately $200 million in its first year, approximately $400 million by year three and approximately $3.5 billion over 10 years. This contract added approximately $1.75 billion to CGI's backlog over a 10-year period.

On June 3, 2002, CGI closed the acquisition of Netplex Systems Inc.'s Retail Division ("Netplex"), which served over 240 retail customers including Macy's, Toys "R" Us and Value City, with retail solutions that focus on warehouse management, store system integration and distribution. Forty professionals located in the state of Oklahoma joined CGI. CGI paid a cash consideration of approximately $6.9 million (US$4.4 million) for the acquisition.

On June 3, 2002, CGI completed the acquisition of electronic solutions provider Myriap Inc. ("Myriap"), for a cash consideration of approximately $3.3 million, which provided CGI with deeper knowledge in the transactional Web space. Some 60 professionals located in Montreal and Toronto joined CGI.

On June 12, 2002, CGI closed the acquisition of Stewart & Stewart Consulting Inc. ("Stewart & Stewart"), with annual revenue of approximately $4 million. The Edmonton-based company added geographic information systems and resource-based systems knowledge with its 35 professionals supplying services primarily to the Alberta government, under an existing outsourcing contract. CGI paid a cash consideration of approximately $3.3 million for Stewart & Stewart.

On July 9, 2002, CGI completed the acquisition of privately held IMPLETECH International Inc. ("Impletech") with annual revenue valued at $5 million. Impletech offered SI&C services within the manufacturing sector with a focus on enterprise resource planning (ERP) implementation. Twenty professionals, located mostly in Toronto, joined CGI. Impletech served over 100 clients in the automotive, food and beverage, pharmaceutical and industrial/electronic sectors. CGI paid approximately $1.4 million for Impletech.


1                                                            CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


Large contracts
On October 1, 2001, Fireman's Fund Insurance Company ("Fireman's Fund"), a subsidiary of Allianz AG of Munich, and CGI finalized a 10-year IT outsourcing agreement valued at US$380 million. As part of the agreement, CGI provides Fireman's Fund with IT support services to some 80 locations across the United States. Also, CGI took over the client's Phoenix-based, 40,000 square foot, state-of-the-art data center. On October 2, 2002, Fireman's Fund Interstate Insurance Group, a division of Fireman's Fund, and CGI announced the signing of a nine-year outsourcing contract valued at US$13 million for the provision of infrastructure services. This contract is an addition to the outsourcing agreement signed on October 1, 2001.

Other significant developments
On December 20, 2001, CGI successfully closed its public offering of Class A subordinate shares in Canada announced on December 3, 2001. CGI sold 11,110,000 Class A subordinate shares of the Company at a price of $11.25 per share, for net proceeds of $119.5 million, to a syndicate of investment dealers. The net proceeds of the offering were added to CGI's general funds and used to finance its development activities, including the funding of large outsourcing contracts and acquisitions, and for other general corporate purposes.

Also, in the second quarter of fiscal 2002, the Company sold two of its subsidiaries located in Japan and Australia, for a cash consideration of approximately $10.4 million with no resulting gain.

In May 2002, the Company signed a memorandum of understanding for a 10-year outsourcing agreement valued at $80 million with IT services provider League Data Limited ("League Data"). CGI plans to manage League Data's banking environment and build a new browser-based front-end solution. Shareholders of League Data approved the entering into contract negotiations with the Company, which are still in process.

In June 2002, Satish Sanan retired from his position as Vice-Chairman, Executive Vice-President, US Business Engineering, and Board Director.

In October 2002, Charles Sirois, Chairman and Chief Executive Officer of Telesystem Ltd, resigned from CGI's Board. Mr. Sirois had served as a member of the Board since 1998.

Performance overview
Fiscal 2002 marked the 26th consecutive year of revenue growth for CGI. Revenue grew to $2,169.6 million, up from $1,560.4 million in fiscal 2001 and $1,423.1 million in fiscal 2000. Earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets were $309.2 million, compared with $219.3 million in fiscal 2001 and $168.2 million in fiscal 2000. Net earnings amounted to $135.8 million ($0.36 basic and diluted earnings per share), against earnings before amortization of goodwill ("cash net earnings") of $89.9 million ($0.30 basic and diluted cash earnings per share) and net earnings of $62.8 million ($0.21 basic and diluted earnings per share) in fiscal 2001 and to cash net earnings of $73.5 million ($0.27 basic and diluted cash earnings per share) and net earnings of $55.7 million ($0.21 basic and $0.20 diluted earnings per share) in fiscal 2000. The net margin (i.e. net earnings over revenue) was 6.3%, compared with 4.0% in 2001 and 3.9% in 2000.

The balance sheet remained strong as at September 30, 2002, with $104.2 million in cash and cash equivalents, $1.78 billion of shareholders' equity and $8.5 million in long-term debt, solely related to capital leases.

Preparation of Consolidated Financial Statements
In an ongoing review of new or more precise interpretation of various accounting pronouncements and to maintain its conservative accounting practices, CGI made modifications or revisions to its financial statements and accompanying notes. As a result of these modifications or revisions, there was no impact on the net earnings or cash provided by operating activities of the Company. Following are the most significant reclassifications:

a) Amortization of incentives related to outsourcing contracts
During the year ended September 30, 2002, the Company modified the presentation of the amortization related to incentives granted on outsourcing contracts based on EITF 01-9, Accounting for consideration given by a vendor to a customer, by the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF"). The amortization of incentives is now presented as a reduction of revenue as opposed to being shown as amortization of contract costs and other long-term assets. Furthermore, the Company also reclassified discounts granted on an existing outsourcing contract which was previously presented in the costs of services, selling and administrative expenses. For comparative purposes, revenue for the years ended September 30, 2001 and 2000 were reduced by $20,924,000 and $12,928,000 respectively, amortization of contract costs and other long-term assets were reduced by $10,274,000 and $3,478,000


2                                                            CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


respectively,  and costs of services,  selling and administrative  expenses were
reduced  by  $10,650,000  and  $9,450,000   respectively  (see  Note  5  to  the
Consolidated Financial Statements).

b) Foreign currency translation adjustment
During the quarter ended December 31, 2001, the Company revised the calculation of the foreign currency translation adjustment in order to use the current rate as opposed to the historical rate upon translation of the goodwill related to its self-sustaining foreign subsidiaries. This adjustment results in an increase of $21,197,000 of the foreign currency translation adjustment and goodwill as at September 30, 2001.

c) Accounts receivable and deferred revenue
During the year ended September 30, 2002, the Company's management changed the presentation related to accounts receivable and deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, accounts receivable and deferred revenue were both reduced by $34,511,000 as at September 30, 2001

d) Goodwill and integration liability
During the quarter ended June 30, 2002, the Company reviewed its interpretation of the accounting treatment for integration costs accrued for in connection with business acquisitions; accordingly, the integration liability originally accrued for in 2001 in connection with the acquisition of IMRglobal Corp. ("IMRglobal") was reduced by $20,810,000. As a result, goodwill and future income tax assets recorded in connection with the acquisition also decreased by $17,027,000 and $3,783,000, respectively.

Comparison of operating results for the years ended September 30, 2002, and September 30, 2001

Revenue
                                   YEAR ENDED       PERCENTAGE        YEAR ENDED
                                SEPTEMBER 30,        CHANGE VS     SEPTEMBER 30,
                                         2002             2001              2001
(in '000 of Canadian dollars)               $                %                 $
Revenue                             2,169,613             39.0         1,560,391

Revenue for fiscal 2002 increased 39.0% to $2.17 billion, from $1.56 billion in the previous year. Year-over-year organic growth of 9.9% was driven by a combination of new client wins, notably with Fireman's Fund in the US and Canada Post in Canada, as well as contract renewals and add-on projects from existing clients. External revenue growth was 29.1% and was primarily attributable to the full 12-month contribution of the IMRglobal acquisition, completed in July 2001.

2002 revenue mix
In fiscal 2002, the revenue mix by contract type, geographic market and targeted vertical was as shown below.

Long-term outsourcing contracts represented 72% of the Company's total revenue, including 15% from business process services, while project oriented systems integration and consulting ("SI&C") work represented 28%. Geographically, clients in Canada represented 73%; clients in the US represented 20%; and all other regions, 7%. Year-over-year, a notable change in the mix by client geography is in the increasing proportion of revenue coming from outside Canada. In fiscal 2001, clients in Canada represented 77%; US represented 17% and all other regions, 6%.

Another noteworthy year-over-year change is the revenue distribution by targeted vertical. Revenue from clients in the financial services sector remained strong, representing 41% of revenue; while telecommunications represented 25%; manufacturing, retail and distribution (MRD), 15%; governments, 15%; utilities and services, 3%; and healthcare, 1%. Over fiscal 2002, CGI has grown its presence in the financial services, government, and utilities and services verticals but the telecommunications revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 33% in fiscal 2001, to 25% in 2002.

Throughout fiscal 2002, demand for outsourcing services remained strong across all of the Company's key geographic markets, namely Canada, the US and Europe. However, demand for SI&C services was weaker in the US and in France, and the Company does not expect the demand for these services to increase significantly before 2004. Please see discussion of revenue, which follows in the section entitled Segmented information of this MD&A.


3                                                            CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


Targeted Verticals (%)                Contract Types (%)                  Geographic Markets (%)
a.  Financial services 41%            a. Management of IT and business    a. Canada 73%
b.  Telecommunications 25%               functions (outsourcing) 72%      b. US 20%
c.  Manufacturing, retail and         b. Systems integration and          c. International 7%
    distribution 15%                     consulting 28%
d.  Governments 15%
e.  Utilities and services 3%
f.  Healthcare 1%

Operating expenses
                                   YEAR ENDED       PERCENTAGE        YEAR ENDED
                                SEPTEMBER 30,        CHANGE VS     SEPTEMBER 30,
                                         2002             2001              2001
(in '000 of Canadian dollars)               $                %                 $
Total operating expenses            1,860,463             38.7         1,341,045

The costs of services, selling and administrative expenses totaled $1,842.9 million in fiscal 2002, or 84.9% of revenue, compared with $1,328.5 million, or 85.1% of revenue in fiscal 2001. Research expenses amounted to $17.6 million in fiscal 2002 compared to $12.6 million in 2001. During fiscal 2002, the Company continued to invest in the $50.0 million Strategic Investment Program announced in fiscal 2000. The purpose of this program is to support client oriented initiatives, development of the Company's proprietary solutions and implementation of new technologies. The Company's efforts are aimed at assisting its clients in meeting their growing and diversified needs.

Total operating expenses, including expenses associated with research, were $1,860.5 million or 85.8% of revenue, a slight improvement from 85.9% in fiscal 2001.

Earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes ("EBITDA")1 EBITDA in fiscal 2002 increased 40.9% to $309.2 million, compared with $219.3 million in the previous year. The EBITDA margin improved to 14.2%, compared with 14.1% in the previous year. The improvement was driven by synergies from additional outsourcing contracts, tight expense controls applied across the Company, as well as contribution from acquisitions made during the year.

Depreciation and amortization
In fiscal 2002, CGI reported depreciation and amortization of fixed assets of $37.8 million, compared with $32.5 million in the prior year. The increase between fiscal 2002 and fiscal 2001 is reflective of a greater level of fixed asset acquisitions made through either purchases or business acquisitions.

Amortization of contract costs and other long-term assets was $39.2 million in fiscal 2002, an increase compared to $23.2 million in fiscal 2001, as a result of increased contract costs associated with the delivery of large outsourcing contracts with the Confederation des caisses populaires et d'economie Desjardins du Quebec ("Desjardins"), Laurentian Bank of Canada ("Laurentian Bank"), Fireman's Fund and Canada Post, the purchase of two enterprise license agreements in the second half of the fiscal year 2002, and to a lesser extent, the closing of five niche acquisitions (see further detailed discussions in the "Review of balance sheets" section of this MD&A).

Earnings before interest, income taxes and amortization of goodwill ("EBIT") EBIT increased to $232.6 million in fiscal 2002, compared to $162.1 million in fiscal 2001. The EBIT margin (i.e. EBIT over revenue) was 10.7% in fiscal 2002, compared to 10.4% in the previous year.

Interest
Interest on long-term debt decreased to $2.4 million from $4.2 million in fiscal 2001, as a result of a decrease in the average debt and capital leases held during the year. In fiscal 2002, interest expense was related mainly to the Libor advance debt of US$20 million. In fiscal 2001, such expense stemmed mainly from a loan contracted in the course of a large outsourcing contract and an acquisition.

--------------
1 EBITDA represents earnings before depreciation and amortization, interest and income taxes. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net earnings, as an indicator of operating performance or of cash flows or as a measure of liquidity. Because EBITDA is not a measurement determined in accordance with Canadian GAAP, EBITDA as presented may not be comparable to similarly titled measures of other companies.


4                                                            CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


Income taxes
The effective income tax rate in fiscal 2002 was down to 41.6% compared with 44.5% in fiscal 2001. The decrease in CGI's tax rate compared with last year reflects a reduction in the significance of the tax losses incurred by the Company's foreign subsidiaries, compared with the earnings before income taxes, as well as a 2.0% reduction in the Canadian combined federal and provincial statutory tax rates.

Amortization of goodwill, net of income taxes
Effective October 1, 2001, CGI stopped recording goodwill amortization based on the new CICA Handbook recommendations, discussed in the section "Critical Accounting Policies" further in this MD&A. As such, current net earnings and earnings before amortization of goodwill ("cash net earnings") for periods before October 1, 2001, are equivalent. For purposes of clarity and ease of comparison, CGI compares net earnings to cash net earnings figures in year-over-year comparisons.

Net earnings
Net earnings in fiscal 2002 increased 51.0% to $135.8 million, or 6.3% of revenue, against comparable cash net earnings of $89.9 million or 5.8% of revenue and net earnings of $62.8 million or 4.0%, in the previous fiscal year. Basic and diluted earnings per share of $0.36 in fiscal 2002 were up from basic and diluted cash earnings per share of $0.30 and from basic and diluted earnings per share of $0.21 reported in fiscal 2001. This increase in earnings per share takes into account a 26.0% year-over-year increase in the weighted average number of shares outstanding. The weighted average number of shares outstanding increased year-over-year primarily as a result of the issuance of shares as part of the acquisition of IMRglobal in late July 2001. The increase in net earnings and higher earnings per share year-over-year reflects, in part, the fact that the Company no longer records goodwill amortization.

Pro forma net earnings
Under the Stock option plan, had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, the Company's pro forma net earnings, basic and diluted earning per share would have been $131.7 million, $0.35 and $0.35 respectively, for the 12-month period ended September 30, 2002.

Segmented information
CGI has three strategic business units ("SBU"): Canada and Europe, US and Asia Pacific, and Business Process Services ("BPS"), along with Corporate Services. CGI evaluates each SBU's performance and reports segmented information according to this structure (see Note 12 to the Consolidated Financial Statements). The highlights for each segment in fiscal 2002 are detailed below:

                                           YEAR ENDED        YEAR ENDED
                                        SEPTEMBER 30,     SEPTEMBER 30,
                                                 2002              2001
(in '000 of Canadian dollars)                       $                 $
Revenue
    Canada and Europe                       1,823,995         1,345,538
    US and Asia Pacific                       309,683           178,566
    BPS93,461                                  74,735
    Intersegment elimination                  (57,526)          (38,448)
------------------------------------------------------------------------
Total revenue                               2,169,613         1,560,391
------------------------------------------------------------------------

Earnings before interest, income taxes,
    entity subject to significant influence
    and amortization of goodwill
       Canada and Europe                      283,409           203,678
       US and Asia Pacific                     (4,784)          (18,636)
       BPS                                     17,295            14,193
       Corporate expenses and programs        (63,775)          (35,611)
------------------------------------------------------------------------
Total earnings before interest,
    income taxes, entity subject
    to significant influence and
    amortization of goodwill                  232,145           163,624
------------------------------------------------------------------------


In fiscal 2002, revenue from the Canada and Europe SBU was $1,824.0 million, up 35.6% over revenue of $1,345.5 million posted in fiscal 2001. Revenue from the US and Asia Pacific SBU was $309.7 million, up 73.4% over revenue of $178.6 million in fiscal 2001. Revenue reported by the BPS SBU was $93.5 million, up 25.2% from $74.7 million in the previous fiscal year.


5                                                            CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


EBIT for the Canada and Europe SBU was $283.4 million in fiscal 2002, up 39.1% year-over-year. In the US and Asia Pacific SBU, there was a loss before interest, income taxes and amortization of goodwill of $4.8 million, an improvement of 74.2% over last year when the loss was $18.6 million. The BPS SBU reported EBIT of $17.3 million, up 21.8% from the $14.2 million reported last year.

Canada was a major contributor to CGI's growth throughout fiscal 2002. CGI's position as a leading end-to-end IT services provider in this market, coupled with numerous strong client relationships and high customer satisfaction ratings, fueled strong growth. Revenue was driven by a combination of IT and business process outsourcing and SI&C contracts wins, renewals and add-on projects. Growth in revenue, without a corresponding increase in overhead, resulted in good margin contribution. New contract wins in the government vertical were strong throughout the year and provided good growth as well.

In Europe, the improvement in results was driven largely by growth in the UK, especially SI&C contract wins. As expected, France was softer, partly because of what is referred to as the Euro hangover--a phenomenon not unlike the slowdown in spending after Year 2000. Planned improvements in France should result in a gradual positive effect year over year.

The US and Asia Pacific operation's growth in revenue was primarily the result of including a full year of activities from the US operations of IMRglobal that had been acquired on July 27, 2001 and for which only two months of revenue was included in the results of 2001. The EBIT improved significantly from a loss of $18.6 million to a loss of $4.8 million for the current year. The significant driver for the improvement was the integration of the existing operations of the Company with the activities of the recent US acquisitions, primarily IMRglobal. As well, several outsourcing contracts were initiated in the US during the year, leveraging the Company's near-shore and offshore delivery model which takes advantage of the lower cost delivery services in Canada and India.

Overall, US operations improved as a result of a greater push towards a global operational model and adherence to CGI's standard management ratios. During the year, the integration of US operations was completed under a global operations structure headed by Michael Roach, Chief Operating Officer, which presents additional opportunities for synergies.

In the US outsourcing space, CGI continued to better position itself to propose and win large IT and business process outsourcing contracts. CGI's current outsourcing contracts with US clients have been growing and today represent 56% of the business generated in the US. CGI's long-term objective is to generate 75% of its US business from outsourcing. CGI believes it has made progress in building a presence and brand as an outsourcer in the US market place, and in leveraging synergies with Canadian and global operations. The Company's strength and advantage are in the midtier or middle market where contracts range between $50 million and $200 million per year, a segment where interest in outsourcing is growing.

CGI was affected negatively by the continued softness in the US market and the weak demand for SI&C services. The Company does not expect the SI&C business in the US to return with any degree of strength before fiscal 2004, but does expect that its US operations will see a gradual improvement in margins.

In fiscal 2002, the BPS SBU delivered a solid performance, realizing renewals with its overall roster of clients. Among fiscal 2002 achievements for the BPS SBU was the successful implementation of the first phase of a document management services contract with Arbella Insurance in the third quarter, as well as the signing in the fourth quarter of a 10-year, US$36 million business process outsourcing contract with US-based GrafTech International Ltd. (formerly UCAR International Inc.), an existing IT outsourcing client of CGI. The Company's credentials as a provider of business process services continue to grow and its BPS offering continues to be well received by its client base, especially in the insurance sector.

Comparison of operating results for the years ended September 30, 2001, and September 30, 2000

Revenue
                                   YEAR ENDED       PERCENTAGE        YEAR ENDED
                                SEPTEMBER 30,        CHANGE VS     SEPTEMBER 30,
                                         2001             2000              2000
(in '000 of Canadian dollars)               $                %                 $
Revenue                             1,560,391              9.6         1,423,080

In fiscal 2001, revenue increased marginally by 9.6% to $1,560.4 million, from $1,423.1 million in fiscal 2000, as a result of numerous acquisitions completed during the year. In fiscal 2001, long-term outsourcing contracts represented


6                                                            CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


69% of total revenue and systems integration and consulting contracts were 31% of total revenue.

In fiscal 2001, CGI implemented a dynamic acquisition strategy aimed at acquiring both niche and large IT companies. As a result of this, the Company acquired nine companies and took an equity position in four such entities, which together contributed $216.5 million in incremental revenue. Also, in fiscal 2001, CGI signed several large IT outsourcing contracts, which contributed significantly to its revenue growth. Among the most important contributors, CGI's operating results benefited from a five-month contribution related to the contract with Desjardins, as well as a three and a half month contribution related to its agreement with Laurentian Bank. In addition, the Company benefited from contracts with Allianz (effective February 7, 2001) and Sun Life (effective January 4, 2001).

In fiscal 2000, the Company benefited from a 12-month contribution of its contract with Bell Mobility, as well as from its DRT Systems International and DRT Systems International L.P. (jointly, "DRT") acquisition, effective July 1, 1999. These revenue gains were partially offset by Bell Canada's reduction in IT budgets, compounded by an industry-wide slowdown in IT spending related to the Year 2000 phenomenon.

Operating expenses

                                   YEAR ENDED       PERCENTAGE        YEAR ENDED
                                SEPTEMBER 30,        CHANGE VS     SEPTEMBER 30,
                                         2001             2000              2000
(in '000 of Canadian dollars)               $                %                 $
Total operating expenses            1,341,045              6.9         1,254,861

The costs of services, selling and administrative expenses totaled $1,328.5 million in fiscal 2001, or 85.1% of revenue, compared with $1,244.9 million, or 87.5% of revenue in fiscal 2000. This reduction in the operating expenses to revenue ratio in fiscal 2001 was achieved by lower overhead costs in the US and Europe units resulting from the improvements in the utilization of CGI's IT members, synergies from the integration of the business acquisitions and outsourcing contracts, the revenue contribution of IMRglobal and other acquired companies. Also, the Company's participation in the Quebec government's refundable tax credits on salaries program which the Company benefits from, as a result of its future relocation to E-Commerce Place in Montreal, contributed to decrease the ratio. Total operating expenses, including expenses associated with research, were $1,341.0 million or 85.9% of revenue, an improvement from 88.2% in fiscal 2000.

Earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes ("EBITDA") EBITDA in fiscal 2001 increased 30.4% to $219.3 million, compared with $168.2 million in fiscal 2000. In fiscal 2001, the EBITDA margin improved to 14.1%, compared with 11.8% in the previous year.

Depreciation and amortization
In fiscal 2001, CGI reported depreciation and amortization of fixed assets totaling $32.5 million, compared with $26.4 million the year before. The increase in fiscal 2001 was the result of the acquisition of fixed assets related to the Desjardins contract, as well as other asset purchases acquired through the acquisition of nine companies, and the four joint ventures in which CGI acquired interests. In fiscal 2000, depreciation and amortization of fixed assets was lower, partly as a result of the fact that only two acquisitions were made.

In fiscal 2001, amortization of contract costs and other long-term assets totaled $23.2 million, compared with $18.5 million in fiscal 2000. The amounts of amortization of contract costs and other long-term assets against the revenue were of $10.3 million and $3.5 million for 2001 and 2000, respectively. Amortization of contract costs and other long-term assets increased as a result of costs incurred for the delivery of large outsourcing contracts with Desjardins, Laurentian Bank and Sun Life, among others. The year-over-year increase in the amortization of this charge is also reflective of integration costs incurred on these new outsourcing contracts, as well as the value assigned to the client contracts of acquired businesses.

Earnings before interest, income taxes and amortization of goodwill ("EBIT") EBIT was $163.6 million in fiscal 2001, up 32.7% over fiscal 2000 EBIT of $123.3 million. The EBIT margin improved to 10.5% in fiscal 2001, compared with 8.7% in fiscal 2000.

Interest
Interest on long-term debt increased to $4.2 million from $3.6 million in fiscal 2000. In fiscal 2001, interest expense was related mainly to a loan contracted in the course of a large outsourcing contract and an acquisition. In fiscal 2000, such expense stemmed mainly from a full year of outstanding long-term debt relating to the acquisition of DRT.


7                                                            CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


Income taxes
The effective income tax rate before amortization of goodwill was 44.5% in fiscal 2001, compared with 40.5% in fiscal 2000, despite a 2.0% decrease in the combined federal and provincial statutory rates. In fiscal 2001, the Company recorded additional valuation allowances relating to the tax benefit on losses incurred in the US and certain international operations.

Net earnings
Net earnings in fiscal 2001 increased 12.8% to $62.8 million ($0.21 basic and diluted earnings per share) compared with $55.7 million ($0.21 basic and $0.20 diluted earnings per share) in the previous fiscal year. In fiscal 2001, the net margin (i.e. net earnings over revenue) improved to 4.0%, compared with 3.9% in fiscal 2000.

Review of balance sheets--fiscal year-ends 2002 and 2001
A discussion follows on line items of the balance sheet for which there were significant variances over last year.

Assets at the end of fiscal 2002 were $2,300.9 million, compared with $2,028.7 million at the end of fiscal 2001, representing an increase of 13.4%. Most asset items increased over the previous fiscal year, the major one being contract costs and other long-term assets, as well as cash and cash equivalents.

In fiscal 2002, accounts receivable were higher than the previous year by $9.0 million primarily due to an increase in the refundable tax credits on salaries related to E-Commerce Place for $5.9 million that are included in the accounts receivable balance. This tax credit receivable balance was excluded from the calculation of the Company's collection period for accounts receivable and work in progress. Days of sales outstanding ("DSO") at the end of fiscal 2002 were 50 days, compared with 67 days at the end of the last fiscal year. The DSO calculation subtracts the deferred revenue from the accounts receivable and work in progress balances. The year-over-year decrease in DSO is a reflection of the IMRglobal acquisition that was made late in fiscal 2001 for which its revenue stream was accounted over a period of only two months in 2001. Excluding the impact of the IMRglobal acquisition, DSO for CGI at the end of fiscal 2001 would have been 57 days.

The year-over-year increase of $14.1 million in work in progress is primarily a result of unbilled revenue as at September 30, 2002, for work performed on certain outsourcing contracts but not yet billed as per contract specifications.

Fixed assets increased by $22.0 million despite a depreciation and amortization charge of $37.8 million during fiscal 2002. The main components of this increase were an investment for the development of a new software designed for CGI's internal use along with the capitalization of the installation costs for the new offices located at E-Commerce Place in Montreal. The balance of the increase in fixed assets was a result of purchases made during the normal course of business.

Contract costs and other long-term assets were up by $161.3 million compared with last September 30, 2001. This increase is largely reflective of outsourcing contracts signed with Fireman's Fund and with Canada Post. The 10-year contract signed with Fireman's Fund on October 1, 2001, added $56.0 million to contract costs, as an incentive granted to the client. In the Canada Post contract, the amounts booked to contract costs comprised, firstly, an amount of $26.0 million for CGI's investment in its share of the joint venture Innovapost, and secondly, an additional $26.0 million which CGI paid to Canada Post as an incentive for the creation of the joint venture and the signing of a 10-year outsourcing contract. Additionally, in the last quarter of fiscal 2002, an incentive of $15.7 million was paid pursuant to an outsourcing agreement with a Canada Post subsidiary, and was recorded with contract costs and other long-term assets.

Also in the increase of contract costs and other long-term assets are two five-year license agreements for certain software that will be used in the delivery of services to the Company's outsourcing clients ($32.3 million). Other items were also added to the contract costs in fiscal 2002 during the normal course of business, including costs for the development of software or software acquired to provide long-term outsourcing services to clients; future income tax adjustments related to the Company's contracts with Fireman's Fund and with Innovapost ($25.1 million); and the value of various contracts acquired through acquisitions. These additions to contract costs and other long-term assets were offset by a total amortization charge of $62.8 million during the year. The amortization of the incentives included in the contract costs against revenue for 2002 represented $23.6 million.

Total short and long-term future income tax assets decreased by $5.8 million over last year, largely as a result of the reduction of the integration provision balance (described in Note 9 to the Consolidated Financial Statements), and due to the differences between the carrying and the tax values of the fixed assets.


8                                                            CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


Goodwill was up by $14.9 million at the end of fiscal 2002. Goodwill denominated in US dollars, UK pounds and Euros are translated using the year-end currency exchange rate. The exchange rate variances between the Canadian dollar and these other currencies resulted in a $2.6 million increase in the goodwill between September 30, 2001, and September 30, 2002. Adjustments were made to certain goodwill balances relating to acquisitions made during the 2001 fiscal year (see
Note 9 to the Consolidated Financial Statements). In addition, an $8.0 million decrease in goodwill resulted from the sale of the Japanese and Australian operations. Finally, $23.0 million of goodwill was recorded as a result of acquisitions made during the year.

Total liabilities of the Company were $521.3 million. The most significant variances were within the long-term future income tax liability, and the accounts payable and accrued liabilities.

Accounts payable and accrued liabilities decreased by $33.6 million compared to September 30, 2001, largely as a result of the usage of the acquisition and integration liabilities of companies acquired in 2001, the most significant being IMRglobal which decreased during the last 12 months by $18.3 million. Also, accounts payable and accrued liabilities as at September 30, 2001, included IMRglobal accounts payable, which were assumed as part of the acquisition on July 27, 2001, and paid subsequent to the end of the year.

Deferred revenue was up by 20.5% at the end of fiscal 2002. This reflects payments from several clients in advance of the work being performed.

For fiscal 2002, income taxes payable were up $6.1 million over last year receivable balance of $979,000, as a result of an increase in the profitability of CGI's Canadian operations compared to fiscal 2001.

The short and long-term portions of the future income tax liabilities were up $55.3 million of which $29.6 million resulted from contract costs and other long-term assets capitalized in the year. Another $18.4 million was recorded as a result of the difference between the tax and carrying values of contract costs and other long-term assets. Finally, another $4.8 million was credited in respect to the tax credits on salaries that had been accrued at year-end.

Deferred credits and other long-term liabilities decreased by $9.7 million in fiscal 2002 as a result of the following factors. First, incentives granted to Desjardins and Laurentian Bank in fiscal 2001 were used during fiscal 2002. Also, additions to deferred credits for new incentives granted, in the form of rebates, as part of the Fireman's Fund outsourcing contract for $23.7 million in the first quarter of 2002, and the discount granted to a Canada Post subsidiary for $15.7 million in the last quarter of 2002, increased the balance but were offset by the portion used by these clients, totaling $6.8 million in fiscal 2002. The remaining variance in this account is related to the change in the US currency rate that affected the US dollar portion of the deferred credits.

Shareholders' equity increased by $276.5 million between September 30, 2001 and September 30, 2002.

A portion of the increase comes from the net earnings of $135.8 million recorded during fiscal 2002. The capital stock balance increased as well between the two dates, resulting from the public issuance of 11,110,000 shares on December 20, 2001, for net proceeds of $119.5 million, which was discussed earlier in the "Other significant developments" section.

Foreign currency translation adjustment increased by $10.5 million in the year reflecting the currency exchange rate differences for CGI's self-sustaining foreign subsidiaries. The Canadian currency rate vis-a-vis the US dollar increased to 1.5810 at September 30, 2002, from 1.5712 at September 30, 2001. The UK pound increased from 2.3105 at September 30, 2001, to 2.4705 at September 30, 2002, and the Euro increased from 1.4497 at September 30, 2001, to 1.5494 at September 30, 2002.

Analysis of financial condition and cash flows
Cash and cash equivalents on September 30, 2002 were up by $58.2 million or 126.5% over September 30, 2001. As at September 30, 2000, this balance represented $49.3 million. The drivers of the September 30, 2002, increase compared to September 30, 2001, and the decrease between September 30, 2001, and September 30, 2000, are explained below.


9                                                            CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


                                           YEAR ENDED        YEAR ENDED       YEAR ENDED
                                        SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,
                                                 2002              2001             2000
(in '000 of Canadian dollars)                       $                 $                $
Cash provided by
    operating activities                      177,447           174,002           67,550
Cash provided by (used for)
    financing activities                       92,894           (15,821)         (11,176)
Cash used for investing
    activities                               (215,603)         (157,751)         (50,331)
Foreign exchange gain (loss)
    on cash held in foreign
    currencies of self-sustaining
    subsidiaries                                3,475            (3,763)           1,069
-----------------------------------------------------------------------------------------
Net change in cash
    and cash equivalents                       58,213            (3,333)           7,112
-----------------------------------------------------------------------------------------


Cash provided by operating activities in fiscal 2002 was similar to the previous year. The Company's net earnings for the year increased by 116.3%, despite higher depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets, but this was offset by higher usage by the outsourcing clients of their rebates by $35.6 million during the period. The net change in non-cash working capital items amount was lower by $40.0 million compared with the 12-month period ended September 30, 2001. The main reasons are the reduction of the integration provision liability provisioned for the IMRglobal acquisition and an increase of work in progress. The use of cash was offset, however, by the increase in the level of prepayments received from outsourcing clients, by an increase of the payable income taxes provision and by an improvement in the DSO by 20 days during the year. The cash provided by operating activities between fiscal 2001 and fiscal 2000 increased by $106.5 million. The change came from the increase by 12.8% in net earnings, along with increases in the depreciation and amortization of fixed assets, in the amortization of contract costs and other long-term assets, in the future income tax balances, and in the variance from the changes in non-cash working capital items. The change in non-cash working capital items was due to an increase in work in progress, which resulted from the increased business volumes, business acquisitions and major outsourcing contracts signed in fiscal 2001. Accounts payable and accrued liabilities increased in the normal course of business.

In fiscal 2000, the net change in non-cash working capital items reflected mainly a decrease in accounts payable and accrued liabilities related to the decrease in the operating expenses year over year.

In fiscal 2002, cash provided by financing activities was $92.9 million, compared with $15.8 million used for financing activities in the prior year. This year-over-year increase of $108.7 million reflects two significant events. On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares at $11.25 per share for net proceeds of $119.5 million. Offsetting in part the cash raised in this offering was the repayment of a US$20 million Libor debt advance in the fourth quarter of fiscal 2002 and payments on capital leases held by the Company. The exercise of stock options during the year also contributed to the increase in cash provided by financing activities. In 2001, the $65.0 million debt repayment was related to the reimbursement of outstanding long-term debt of companies acquired during 2001 (mostly Star Data Systems Inc. and IMRglobal). Offsetting this draw down of the cash balance in fiscal 2001 was an amount of $54.2 million of net proceeds from the issuance of 6.4 million shares. This resulted primarily from the exercise of preemptive rights by two majority shareholders of the Company, pursuant to the IMRglobal acquisition.

Cash used for investing activities was up $57.9 million in fiscal 2002 reflecting investments made during the year as part of large outsourcing contracts signed (mostly Fireman's Fund and Canada Post), including an amount used for the start-up of the joint venture Innovapost, the acquisition of five niche companies and the purchase of fixed assets (mostly the installation costs for the fit-up of the E-Commerce Place in Montreal and the development costs of software that will be used internally). More information on cash used for purchase of fixed assets and contract costs and other long-term assets is discussed in the earlier section, "Review of balance sheets." Cash used for investing activities was offset by proceeds of $10.4 million received in the sale of the Company's Japanese and Australian operations. Additionally, the Company disbursed $20.1 million for five business acquisitions in fiscal 2002, as compared to $141.0 million for 10 business acquisitions along with four joint venture investments in fiscal 2001. The cash used for investing activities in fiscal 2001 totaled $157.8 million up from $50.3 million in fiscal 2000. Business acquisitions had increased to $86.4 million in 2001, up from $18.4 million in fiscal 2000, reflecting the 10 business acquisitions the Company had made, along with four joint venture investments, compared to two business acquisitions in fiscal 2000. The increase in the cash used for contract costs and other long-term assets in fiscal 2001 was a result of the costs incurred as part of the outsourcing contracts signed in fiscal 2001, including those with Desjardins, Laurentian Bank, Sun Life and GrafTech International Ltd.


10                                                           CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


Liquidity and other financial resources

                                                        AVAILABLE AT  OUTSTANDING AT  AVAILABLE AT   OUTSTANDING AT
                                                TOTAL  SEPTEMBER 30,   SEPTEMBER 30, SEPTEMBER 30,    SEPTEMBER 30,
                                           COMMITMENT           2002            2002          2001             2001
(in '000 of Canadian dollars)                       $              $               $             $                $
Unsecured revolving credit facility           225,000        222,796           2,204       199,050           25,950
Lines of credit (Bank of Montreal)             25,000         23,342           1,658        23,350            1,650
Lines of credit (BC Central Credit Union)         500            500               -           500                -
Other                (Sept. 30, 2002)           2,471          2,471               -             -                -
                     (Sept. 30, 2001)           3,250              -               -         2,350              900

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy and represent a competitive strength when proposing on outsourcing contracts. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additional cash requirements would likely be financed by the issuance of debt and/or equity securities. At September 30, 2002, cash and cash equivalents were $104.2 million and the total credit facility available amounted to $249.1 million, compared with $225.3 million at the same time in 2001. As a Libor advance of US$20 million was reimbursed during the last quarter of the fiscal year 2002, the financing available under both the unsecured revolving credit facility and available lines of credit with the Bank of Montreal were increased in comparison to September 30, 2001.

The bank credit facility contains certain covenants, which require the Company to maintain certain financial ratios. As at September 30, 2002, and September 30, 2001, the Company met these ratios.

Under a new credit facility closed subsequent to year-end, the Company has access to a $150 million revolving credit facility for the operating activity needs and working capital purposes and to a $265 million three-year term revolving credit facility for financing of acquisitions and outsourcing contracts. The Company has also access to a $25 million uncommitted operating facility for cash management purposes. The $150 million revolving credit facility, at the option of the lenders, can be renewed on an annual basis for an additional year or have, at the initiative of the Company, the balance outstanding on this credit facility locked into a two-year term loan.

Commitments

                                                    TOTAL MINIMAL LEASE
COMMITMENT TYPES                                PAYMENTS DUE UNTIL 2007
(in '000 of canadian dollars)                                         $
Operating leases
    Rental of office space                                      742,466
    Computer equipment                                           93,511
Long-term service agreements                                     57,110

CGI is committed under the term of operating leases with various expiration dates, primarily for rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $893.1 million. Of this total amount, rental of office space represents $742.5 million; computer equipment represents $93.5 million and long-term service agreements, $57.1 million. The increase in the property leases compared to commitments as of September 30, 2001, reflects CGI having entered into a 20-year lease with E-Commerce Place in Montreal. This commitment represents $472.1 million. As part of its relocation to E-Commerce Place, CGI has been receiving provincial tax credits on salaries since May 11, 2000, which are deducted from the costs of services, selling and administrative expenses since then. The Company will be receiving these tax credits, representing up to $12,500 per year for each eligible employee relocated to E-Commerce Place, until fiscal 2010 inclusively. Further details can be found in Note 3 to the Consolidated Financial Statements.

Computer equipment leases are related to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements in particular, clients agree to take back the computer equipment in the case of early contract termination.

Critical accounting policies
Revenue recognition
The Company provides two broad ranges of services: outsourcing services (management of IT and business functions) and IT consulting services (systems integration and consulting). The Company's revenue is principally derived from outsourcing services.


11                                                           CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


Revenue from outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills customers prior to performing the service, resulting in deferred revenue which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with customers in the context of IT consulting services.

Revenue on fixed-price contracts is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. This type of contract is generally entered into for systems integration services. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labor hours spent on the contract over the total estimated labor hours for the contract. The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company's business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Occasionally, the Company sells software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product. In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Contract costs and other long-term assets
Contract costs and other long-term assets include principally contract costs, cost of software acquired and developed and software license acquisition costs.

Contract costs are incurred in the course of two to 10-year IT management contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

a) Incentives granted to clients upon signature of long-term outsourcing contracts. Occasionally, incentives may be granted either in the form of cash payments, issuance of equity instruments, or rebates granted primarily over a transition period as negotiated in the contract. In the case of an incentive in the form of an issuance of equity instruments, cost is measured at the estimated fair value of the equity instruments issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the customer, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue;

b) Estimated fair value of long-term outsourcing contracts and/or customer lists acquired through business acquisitions; the estimated fair value is determined as part of the purchase price allocation process in the context of business acquisitions; and,

c)  Transition  costs  incurred  during  the  transition   period  on  long-term
    outsourcing contracts.

Costs of software acquired and developed include software specifically designed or acquired to provide long-term outsourcing contracts to clients or groups of clients. Costs of software developed are capitalized only after technological feasibility is established. Software acquired and developed is recorded at cost and amortized on a straight-line basis over its estimated useful life.


12                                                           CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


Costs of software licenses include licenses acquired for the purpose of certain long-term outsourcing contracts. Software licenses are recorded at cost and are amortized on a straight-line basis over their respective contract terms, estimated useful lives or based on consumption.

Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. On October 1, 2001, the Company adopted prospectively the new recommendations of the CICA Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Accordingly, the Company discontinued the amortization of goodwill as of October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, the Company did not amortize the resulting goodwill, consistent with transition recommendations of
Section 1581.

Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

During the second quarter ended March 31, 2002, the Company completed the transitional impairment test and concluded that no goodwill impairment charge needed to be recorded. The Company intends to perform its annual review of goodwill as of September 30 of each year. Based on the impairment test performed as of September 30, 2002, the Company concluded that no goodwill impairment charge was required.

Deferred credits
Deferred credits principally comprise the unused portion of rebates granted by the Company to customers under the terms of certain long-term outsourcing contracts (see Contract costs and other long-term assets described above).

Stock option plan
The Company has a stock option compensation plan, which is described in Note 7 to the Consolidated Financial Statements. No compensation expense is recognized for this plan when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

On April 1, 2002, the Company early adopted the recommendations of CICA Handbook
Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 7 to the Consolidated Financial Statements.

Risks and uncertainties
While management is positive about the Company's long-term prospects, the following risks and uncertainties should be considered when evaluating CGI's potential:

The competition for contracts--CGI has a disciplined approach to management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company's high standards and they are based on strong values underlying its client-focused culture. These processes contribute to CGI's high contract win rate and renewal rate. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI's critical mass and end-to-end IT services have qualified it to make proposals on large IT and business process outsourcing contracts across North America and in Europe.

The long sales cycle for major outsourcing contracts--The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending to 24 months.

Foreign currency risk--The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a strategy to protect itself from currency fluctuations, to the extent possible, against foreign currency exposure.


13                                                           CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


Business mix variations--Following the merger with US-based IMRglobal in July 2001, the greater proportion of SI&C services in CGI's business mix, versus outsourcing, may result in greater quarterly revenue variations. However, CGI's efforts in the US market place are aimed at developing its capability to deliver an end-to-end IT outsourcing offering. As a result of this transition, CGI expects to increase the proportion of its outsourcing business, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals--The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, the Company is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients--The integration of acquired operations has become a core competency for CGI, which has acquired a significant number of companies over the past 15 years. The Company's disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at the end of fiscal 2002, the vast majority of CGI's operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends--CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors; its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; its development of proprietary IT solutions to meet the needs of clients; regular training and sharing of professional expertise across its network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions--With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI's total revenue. See
Note 13 to the Consolidated Financial Statements.

Potential liability if contracts are not successfully carried out--CGI has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Credit risk concentration with respect to trade receivables is limited due to the Company's large client base--The Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates, namely BCE Inc. Management does not believe that the Company is subject to any significant credit risk. The Company operates internationally and is exposed to market risks from changes in foreign currency rates. Other than the use of financial products to deliver on its hedging strategy, the Company does not trade derivative financial instruments.

Outlook
CGI expects to be able to deliver continued growth in fiscal 2003. The Company's strategy will continue to be based on a balanced mix of its four pillars of growth, namely organic growth through smaller contracts and projects, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

CGI will continue to leverage its flexible outsourcing delivery model in order to secure IT and business process outsourcing contracts. CGI's solid balance sheet and liquidity position represent strength when bidding on acquisitions and large outsourcing contracts. CGI is active in reviewing potential acquisition candidates to increase its critical mass in the US and Europe, particularly the UK. The Company believes that there are many acquisition opportunities available, but remains committed to its financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand, and the adjustment made to comply with the EITF 01-9 of the Financial Accounting Standards Board, the Company has provided the following guidance for the fiscal year ending September 30, 2003. This guidance is before the effect of potential large outsourcing contracts or large acquisitions, contributing more than $100 million per year in annual revenue. Base revenue for the


14                                                           CGI GROUP INC. 2002
                                            management's discussion and analysis
                                 of financial position and results of operations
                                            Fiscal year ended September 30, 2002


year is expected to be between $2.4 billion and $2.6 billion, representing between 11% and 20% growth over fiscal 2002 results. Net earnings per share should be in the range of $0.43 to $0.47.

Margin improvement remains among CGI's most important financial objectives. Improvements during coming quarters will be driven by further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in selling, general and administration expenses.

Forward-looking statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.'s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.









15                                                           CGI GROUP INC. 2002
                                              management's and auditors' reports

Management's  Report
    The management of the Company is responsible for the preparation and integrity of the financial statements contained in the Annual Report. These statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgment. Management considers that the statements present fairly the financial position of the Company, the results of its operations and its cash flows.
    To fulfill its responsibility, management developed and continues to maintain systems of internal accounting controls and establishes policies and procedures to ensure the reliability of financial information and to safeguard assets. The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.
    The Audit Committee of the Board of Directors meets regularly with the external auditors and with management to approve the scope of audit work and assess reports on audit work performed. The financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

[Signed]                                    [Signed]

Serge Godin                                 Andre Imbeau
Chairman and Chief Executive Officer        Executive Vice-President and
                                              Chief Financial Officer

November 4, 2002



Auditors' Report
To the Shareholders of CGI Group Inc.
    We have audited the consolidated balance sheets of CGI Group Inc. as at September 30, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

[Signed]

Samson Belair Deloitte & Touche

Montreal, Quebec
November 4, 2002



CGI GROUP INC. 2002                                                            1
                                                            financial statements


Consolidated Statements of Earnings                     Years ended September 30--(in thousands of Canadian dollars, except per share amounts)

                                                                            2002             2001              2000
                                                                               $                $                 $
Revenue                                                                2,169,613        1,560,391         1,423,080
----------------------------------------------------------------------------------------------------------------------
Operating expenses
    Costs of services, selling and administrative expenses             1,842,854        1,328,460         1,244,901
    Research                                                              17,609           12,585             9,960
----------------------------------------------------------------------------------------------------------------------
                                                                       1,860,463        1,341,045         1,254,861
----------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                                         309,150          219,346           168,219
----------------------------------------------------------------------------------------------------------------------
    Depreciation and amortization of fixed assets                         37,781           32,536            26,387
    Amortization of contract costs and other long-term assets (Note 5)    39,224           23,186            18,513
----------------------------------------------------------------------------------------------------------------------
                                                                          77,005           55,722            44,900
----------------------------------------------------------------------------------------------------------------------
Earnings before the following items:                                     232,145          163,624           123,319
----------------------------------------------------------------------------------------------------------------------
Interest
    Long-term debt                                                         2,411            4,206             3,624
    Other                                                                 (2,833)          (2,664)           (3,768)
----------------------------------------------------------------------------------------------------------------------
                                                                            (422)           1,542              (144)
----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, entity subject to
    significant influence and amortization of goodwill                   232,567          162,082           123,463
Income taxes (Note 8)                                                     96,768           72,165            49,985
----------------------------------------------------------------------------------------------------------------------
Earnings before entity subject to significant influence
    and amortization of goodwill                                         135,799           89,917            73,478
Entity subject to significant influence                                        -                7                64
----------------------------------------------------------------------------------------------------------------------
Earnings before amortization of goodwill                                 135,799           89,924            73,542
Amortization of goodwill, net of income taxes (Note 2)                         -           27,135            17,876
----------------------------------------------------------------------------------------------------------------------
Net earnings                                                             135,799           62,789            55,666
----------------------------------------------------------------------------------------------------------------------
Weighted average number of outstanding Class A
    subordinate shares and Class B shares                            377,349,472      299,500,350       270,442,354
----------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share before amortization of goodwill        0.36             0.30              0.27
----------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                    0.36             0.21              0.21
----------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                  0.36             0.21              0.20
----------------------------------------------------------------------------------------------------------------------

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Retained Earnings            Years ended September 30--(in thousands of Canadian dollars)
                                                                            2002             2001              2000
                                                                               $                $                 $
Retained earnings, beginning of year, as previously reported             245,945          183,156           139,080
Adjustment for change in accounting policy (Note 2)                            -                -           (11,590)
----------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of year, as restated                        245,945          183,156           127,490
Net earnings                                                             135,799           62,789            55,666
Share issue costs, net of income taxes (Note 7)                           (3,800)               -                 -
----------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                           377,944          245,945           183,156
----------------------------------------------------------------------------------------------------------------------

See Notes to the Consolidated Financial Statements.


CGI GROUP INC. 2002                                                            2
                                                            financial statements


Consolidated Balance Sheets                                   As at September 30--(in thousands of Canadian dollars)
                                                                                             2002              2001
                                                                                                $                 $
                                                                                                  (Restated, Note 2)
Assets
Current assets
    Cash and cash equivalents                                                             104,221            46,008
    Accounts receivable (Note 3)                                                          295,191           286,156
    Income taxes                                                                                -               979
    Work in progress                                                                       98,904            84,838
    Prepaid expenses and other current assets                                              48,373            48,931
    Future income taxes (Note 8)                                                           12,567            17,998
----------------------------------------------------------------------------------------------------------------------
                                                                                          559,256           484,910
Fixed assets (Note 4)                                                                     145,381           123,391
Contract costs and other long-term assets (Note 5)                                        433,742           272,403
Future income taxes (Note 8)                                                               28,661            29,002
Goodwill                                                                                1,133,852         1,118,963
----------------------------------------------------------------------------------------------------------------------
                                                                                        2,300,892         2,028,669
----------------------------------------------------------------------------------------------------------------------
Liabilities
Current liabilities
    Accounts payable and accrued liabilities                                              261,509           295,092
    Deferred revenue                                                                       61,027            50,652
    Income taxes                                                                            5,128                 -
    Future income taxes (Note 8)                                                           26,301            21,013
    Current portion of long-term debt (Note 6)                                              4,172             7,528
----------------------------------------------------------------------------------------------------------------------
                                                                                          358,137           374,285
Future income taxes (Note 8)                                                               93,696            43,705
Long-term debt (Note 6)                                                                     4,328            32,752
Deferred credits and other long-term liabilities                                           65,116            74,813
----------------------------------------------------------------------------------------------------------------------
                                                                                          521,277           525,555
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity
    Capital stock (Note 7)                                                              1,332,621         1,198,096
    Contributed surplus                                                                     3,652               211
    Warrants and stock options (Note 7)                                                    31,132            35,101
    Retained earnings                                                                     377,944           245,945
    Foreign currency translation adjustment                                                34,266            23,761
----------------------------------------------------------------------------------------------------------------------
                                                                                        1,779,615         1,503,114
----------------------------------------------------------------------------------------------------------------------
                                                                                        2,300,892         2,028,669
----------------------------------------------------------------------------------------------------------------------

See Notes to the Consolidated Financial Statements.

Approved by the Board

[Signed]                                                  [Signed]
Serge Godin                                               Andre Imbeau
Director                                                  Director


CGI GROUP INC. 2002                                                            3
                                                            financial statements


Consolidated Statements of Cash Flows                   Years ended September 30--(in thousands of Canadian dollars)
                                                                            2002             2001              2000
                                                                               $                $                 $
Operating activities
    Net earnings                                                         135,799           62,789            55,666
    Adjustments for:
       Depreciation and amortization of fixed assets                      37,781           32,536            26,387
       Loss on disposal of fixed assets                                        -                -             1,454
       Amortization of contract costs and other long-term assets          62,783           33,460            21,991
       Amortization of goodwill                                                -           28,586            19,153
       Deferred credits and other long-term liabilities                  (50,021)         (14,442)                -
       Future income taxes                                                35,602           32,589             2,214
       Foreign exchange loss (gain)                                        1,240            4,213              (497)
       Entity subject to significant influence                                 -               (7)              (64)
    Net change in non-cash working capital items (Note 11)               (45,737)          (5,722)          (58,754)
----------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                    177,447          174,002            67,550
----------------------------------------------------------------------------------------------------------------------
Financing activities
    Net variation of credit facility                                     (25,000)          (5,000)          (16,200)
    Decrease of other long-term debt                                      (8,342)         (65,027)           (5,907)
    Issuance of shares (Note 7)                                          131,736           54,206            10,931
    Share issue costs (Note 7)                                            (5,500)               -                 -
----------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities                          92,894          (15,821)          (11,176)
----------------------------------------------------------------------------------------------------------------------
Investing activities
    Business acquisitions (net of cash) (Note 9)                         (19,866)         (86,393)          (18,395)
    Investment in a joint venture (Note 9)                               (26,000)               -                 -
    Investment in an entity subject to significant influence                   -                -              (514)
    Purchase of fixed assets                                             (57,199)         (23,993)          (18,090)
    Proceeds from sale of subsidiaries (Note 9)                           10,365                -                 -
    Proceeds from sale of fixed assets                                         -            1,270               845
    Contract costs and other long-term assets                           (122,903)         (48,635)          (14,177)
----------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                      (215,603)        (157,751)          (50,331)
----------------------------------------------------------------------------------------------------------------------
Foreign exchange gain (loss) on cash held
    in foreign currencies of self-sustaining subsidiaries                  3,475           (3,763)            1,069
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      58,213           (3,333)            7,112
Cash and cash equivalents at beginning of year                            46,008           49,341            42,229
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 104,221           46,008            49,341
----------------------------------------------------------------------------------------------------------------------
Supplementary cash flow information (Note 11).

See Notes to the Consolidated Financial Statements.


CGI GROUP INC. 2002                                                            4
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


Note 1. Description of business
CGI Group Inc. (the "Company" or "CGI"), directly or through its subsidiaries, provides a full range of information technology ("IT") services including management of IT and business functions, systems integration and consulting. The Company's primary focus is large-scale systems integration and outsourcing contracts for both private and public sector organizations.

Note 2. Summary of significant accounting policies
The Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 16. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2002.

Use of estimates
The preparation of the Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Principles of consolidation
The financial statements of entities controlled by the Company are consolidated; entities jointly controlled by the Company, referred to as joint ventures, are accounted for using the proportionate consolidation method; the associated company, which the Company had the ability to significantly influence, was accounted for using the equity method.

Revenue recognition
The Company provides two broad ranges of services: outsourcing services (management of IT and business functions) and IT consulting services (systems integration and consulting). The Company's revenue is principally derived from outsourcing services.
    Revenue from outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills customers prior to performing the service, resulting in deferred revenue which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.
    For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with customers in the context of IT consulting services.
    Revenue on fixed-price contracts is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. This type of contract is generally entered into for systems integration services. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labour hours spent on the contract over the total estimated labour hours for the contract. The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company's business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.
    Occasionally, the Company sells software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product. In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Cash and cash equivalents
Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

Depreciation and amortization
Fixed assets are recorded at cost and are depreciated and amortized over their estimated useful lives, using principally the


CGI GROUP INC. 2002                                                            5
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


straight-line method. The annual depreciation and amortization periods by fixed asset category are as follows:

Buildings                                                         10 to 40 years
Leasehold improvements                   Term of lease plus first renewal option
Furniture and fixtures                                             3 to 10 years
Computer equipment                                                  3 to 5 years
Software                                                            1 to 5 years

Contract costs and other long-term assets
Contract costs and other long-term assets include principally contract costs, cost of software acquired and developed and software license costs.
    Contract costs are incurred in the course of two to 10-year IT management contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

    a) Incentives granted to clients upon signature of long-term outsourcing contracts. Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments, or rebates granted principally over a transition period as negotiated in the contract. In the case of an incentive in the form of an issuance of equity instruments, cost is measured at the estimated fair value of the equity instruments issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the customer, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue;
    b) Estimated fair value of long-term outsourcing contracts and/or customer lists acquired through business acquisitions; the estimated fair value is determined as part of the purchase price allocation process in the context of business acquisitions; and,
    c) Transition costs incurred during transition period on long-term outsourcing contracts.

    Costs of software acquired and developed include software specifically designed or acquired to provide long-term outsourcing contracts to clients or groups of clients. Costs of software developed are capitalized only after technological feasibility is established. Software acquired and developed is recorded at cost and amortized on a straight-line basis over its estimated useful life.
    Costs of software licenses include licenses acquired for purposes of certain long-term outsourcing contracts. Software licenses are recorded at cost and are amortized on a straight-line basis over their respective contract terms, estimated useful lives or based on consumption.

Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. On October 1, 2001, the Company adopted prospectively the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Accordingly, the Company discontinued the amortization of goodwill as of October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, the Company did not amortize the resulting goodwill, consistent with transition recommendations of Section 1581.
    Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.
    During the second quarter ended March 31, 2002, the Company completed the transitional impairment test and concluded that no goodwill impairment charge needed to be recorded. The Company intends to perform its annual review of goodwill as of September 30 of each year. Based on the impairment test performed as of September 30, 2002, the Company concluded that no goodwill impairment charge was required.

Impairment of long-lived assets other than goodwill and intangible assets with indefinite lives The Company evaluates the carrying value of its long-lived assets other than goodwill and intangible assets with indefinite lives on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined. The Company does not have intangible assets with indefinite lives.

Deferred credits
Deferred credits principally comprise the unused portion of rebates granted by the Company to customers under the terms of certain long-term outsourcing contracts (see "Contract costs and other long-term assets" described above).


CGI GROUP INC. 2002                                                            6
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


Stock option plan
The Company has a stock option compensation plan, which is described in Note 7. No compensation expense is recognized for this plan when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.
    On April 1, 2002, the Company early adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 7.

Research
Research expenses are charged to earnings in the year they are incurred, net of related investment tax credits.

Income taxes
On October 1, 1999,  the Company  adopted the  recommendations  of CICA Handbook
Section 3465, Income taxes, which replaced the deferral method with the liability method of tax allocation. The Company applied the recommendations retroactively without restating prior years.
    Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.
    The change had the following cumulative effect on the October 1, 1999 accounts:

                                                      INCREASE          DECREASE
                                                             $                 $
Retained earnings                                                         11,590
Goodwill                                                                  16,869
Current future income tax assets                         9,060
Long-term future income tax assets                       4,722
Current future income tax liabilities                       15
Long-term future income tax liabilities                  8,488

Translation of foreign currencies
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.
    Self-sustaining subsidiaries and joint ventures whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustments in shareholders' equity. As a result of differences in the translation of the financial statements of foreign subsidiaries and joint ventures, the foreign currency translation adjustment increased by $10,505,000 and $21,634,000 in 2002 and 2001, respectively. These increases resulted principally from translating US dollars denominated goodwill.
    The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.
    Prior to October 1, 2001, the Company used the current-rate method to account for all its subsidiaries and joint ventures except for its Japanese, Australian, South American and United Kingdom ("UK") subsidiaries which were translated using the temporal method. On October 1, 2001, the Company reclassified, for foreign currency translation purposes, its subsidiary located in the UK from integrated to self-sustaining operations as a result of changes in its economic and operating facts and circumstances. During 2001, the UK subsidiary signed large contracts allowing it to generate cash flows independently. Prior to 2001, the UK subsidiary generated minimal local cash flows from operations. In addition, as a result of the acquisition of IMRglobal Corp. ("IMRglobal" or "IMR"), completed in July 2001 (see Note 9), CGI acquired a second subsidiary in the UK. This contributed to additional, more significant revenue streams for the UK operations. As a result of this reclassification, applied on a prospective basis, the foreign currency translation component of shareholders' equity increased by approximately $1,400,000.


CGI GROUP INC. 2002                                                            7
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


Preparation of Consolidated Financial Statements
a)  Amortization of incentives related to outsourcing contracts
    During the year ended September 30, 2002, the Company modified the presentation of the amortization related to incentives granted on outsourcing contracts based on EITF 01-9, Accounting for consideration given by a vendor to a customer, by the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF"). The amortization of incentives is now presented as a reduction of revenue as opposed to being shown as amortization of contract costs and other long-term assets. Furthermore, the Company also reclassified discounts granted on an existing outsourcing contract which was previously presented in the costs of services, selling and administrative expenses. For comparative purposes, revenue for the years ended September 30, 2001 and 2000 were reduced by $20,924,000 and $12,928,000 respectively, amortization of contract costs and other long-term assets were reduced by $10,274,000 and $3,478,000 respectively and costs of services, selling and administrative expenses were reduced by $10,650,000 and $9,450,000 respectively.
b)  Foreign currency translation adjustment
    During the quarter ended December 31, 2001, the Company revised the calculation of the foreign currency translation adjustment in order to use the current rate as opposed to the historical rate upon translation of the goodwill related to its self-sustaining foreign subsidiaries. This adjustment resulted in an increase of $21,197,000 of the foreign currency translation adjustment and goodwill as at September 30, 2001.
c)  Accounts receivable and deferred revenue
    During the year ended September 30, 2002, the Company's management changed the presentation related to accounts receivable and deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, accounts receivable and deferred revenue were both reduced by $34,511,000 as at September 30, 2001.
d)  Goodwill and integration liability
    During the quarter ended June 30, 2002, the Company reviewed its interpretation of the accounting treatment for integration costs accrued for in connection with business acquisitions; accordingly, the integration liability originally accrued for in 2001 in connection with the acquisition of IMR was reduced by $20,810,000. As a result, goodwill and future income tax assets recorded in connection with the acquisition also decreased by $17,027,000 and $3,783,000, respectively.

Note 3. Accounts receivable


                                                               2002        2001
                                                                  $           $
Trade                                                       229,583     223,158
Other (1)                                                    65,608      62,998
----------------------------------------------------- -------------- -----------
                                                            295,191     286,156
----------------------------------------------------- -------------- -----------


(1) Other accounts receivable include refundable tax credits on salaries, calculated at the rate of 25% on salaries paid in Quebec, to a maximum of $10,000 per year per eligible employee. This tax credit was increased during the year to 35% of salaries paid to a maximum of $12,500, retroactive to January 1, 2001. The Company became eligible to receive these tax credits starting May 11, 2000, upon its commitment to relocate to the E-Commerce Place. Other accounts receivable, as at September 30, 2002 and 2001, include refundable tax credits on salaries of approximately $38,446,000 and $32,513,000 respectively. Of these amounts, $43,184,000, $24,763,000 and
    $7,750,000 were recorded as a reduction of salary expense comprised in costs of services, selling and administrative expenses in the consolidated statements of earnings for 2002, 2001 and 2000, respectively. The amount credited to expenses for 2002 includes a retroactive adjustment of $4,414,000 for fiscal 2001 in order to reflect the increase in tax credit rate from 25% to 35%.

    These refundable tax credits on salaries carry certain conditions. The Company must be defined as an eligible company meaning that it will relocate to the E-Commerce Place. In addition, the Company must, every year, obtain an eligibility certificate from the ministere des Finances confirming that the Company operates "eligible activities" in a proportion of at least 75% as well as an eligibility certificate for employees working for the Company during the year. Should the Company fail to relocate to the E-Commerce Place or fail to meet other significant obligations required under the current tax credits on salaries program, any tax credits received would have to be refunded to the Quebec government. Any refund made by the Company would be charged to earnings in the corresponding period. No future liability has been recorded related to any reimbursement clause as of September 30, 2002.


CGI GROUP INC. 2002                                                            8
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


Note 4. Fixed assets

                                                                                                               2002
                                                                                      ACCUMULATED
                                                                                     DEPRECIATION
                                                                                              AND          NET BOOK
                                                                            COST     AMORTIZATION             VALUE
                                                                               $                $                 $
Land                                                                       4,102                -             4,102
Buildings                                                                 24,724              761            23,963
Leasehold improvements                                                    45,766           14,186            31,580
Furniture and fixtures                                                    40,157           22,131            18,026
Computer equipment                                                       120,854           94,986            25,868
Software                                                                  57,393           15,551            41,842
----------------------------------------------------------------------------------------------------------------------
                                                                         292,996          147,615           145,381
----------------------------------------------------------------------------------------------------------------------

                                                                                                               2001
                                                                                      ACCUMULATED
                                                                                     DEPRECIATION
                                                                                              AND          NET BOOK
                                                                            COST     AMORTIZATION             VALUE
                                                                               $                $                 $
Land                                                                       4,191                -             4,191
Buildings                                                                 23,397              167            23,230
Leasehold improvements                                                    30,572            6,033            24,539
Furniture and fixtures                                                    30,411           12,884            17,527
Computer equipment                                                       112,276           70,140            42,136
Software                                                                  24,496           12,728            11,768
----------------------------------------------------------------------------------------------------------------------
                                                                         225,343          101,952           123,391
----------------------------------------------------------------------------------------------------------------------

Fixed assets include assets acquired under capital leases totaling $9,434,000 ($11,368,000 in 2001), net of accumulated depreciation and amortization of $22,209,000 ($27,301,000 in 2001).

Note 5. Contract costs and other long-term assets

                                                                                                               2002
                                                                                      ACCUMULATED          NET BOOK
                                                                            COST     AMORTIZATION             VALUE
                                                                               $                $                 $
Contract costs                                                           379,985           56,091           323,894
Software acquired and developed                                           83,018           23,313            59,705
Software licenses and other                                              105,573           55,430            50,143
----------------------------------------------------------------------------------------------------------------------
                                                                         568,576          134,834           433,742
----------------------------------------------------------------------------------------------------------------------

                                                                                                               2001
                                                                                      ACCUMULATED          NET BOOK
                                                                            COST     AMORTIZATION             VALUE
                                                                               $                $                 $
Contract costs                                                           219,816           24,780           195,036
Software acquired and developed                                           49,380           10,409            38,971
Software licenses and other                                               76,081           37,685            38,396
----------------------------------------------------------------------------------------------------------------------
                                                                         345,277           72,874           272,403
----------------------------------------------------------------------------------------------------------------------

Contract costs and other long-term assets amortization expense comprises the following for the years ended September 30:

                                                                            2002             2001              2000
                                                                               $                $                 $
Contract costs                                                            31,312           12,943             6,539
Software acquired and developed                                           12,911            4,879             1,858
Software licenses and other                                               18,560           15,638            13,594
----------------------------------------------------------------------------------------------------------------------
                                                                          62,783           33,460            21,991
----------------------------------------------------------------------------------------------------------------------


CGI GROUP INC. 2002                                                            9
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


Amortization expense of contract costs and other long-term assets is presented as follows in the consolidated statements of earnings for the years ended September 30 (see Note 2):

                                                                            2002             2001              2000
                                                                               $                $                 $
Reduction of revenue                                                      23,559           10,274             3,478
Amortization of contract costs and other long-term assets                 39,224           23,186            18,513
----------------------------------------------------------------------------------------------------------------------
                                                                          62,783           33,460            21,991
----------------------------------------------------------------------------------------------------------------------

Note 6. Long-term debt

                                                                                             2002              2001
                                                                                                $                 $
Unsecured revolving credit facility, repaid during the year (1)                                 -            25,000
Obligations under capital leases, bearing interest at various interest rates varying from 4.9% to 12.25% and repayable in
    blended monthly instalments maturing at various dates until 2006                        8,500            14,901
Other secured and unsecured loans, repaid during the year                                       -               379
----------------------------------------------------------------------------------------------------------------------
                                                                                            8,500            40,280
Current portion                                                                             4,172             7,528
----------------------------------------------------------------------------------------------------------------------
                                                                                            4,328            32,752
----------------------------------------------------------------------------------------------------------------------

(1) An amount of $225,000,000 is available under the terms of this unsecured revolving credit facility. In addition to this revolving credit facility, the Company also has available lines of credit totaling $27,971,000. Under both of these facilities, an amount totaling approximately $3,862,000 as at September 30, 2002, has been drawn to cover various letters of credit issued for contracts with major outsourcing and systems integration clients. The credit facility contains certain covenants which require the Company to maintain certain financial ratios.

Minimum capital lease payments are as follows:

                                                                         PAYMENT         INTEREST         PRINCIPAL
                                                                               $                $                 $
2003                                                                       4,707              535             4,172
2004                                                                       3,709              234             3,475
2005                                                                         848               55               793
2006                                                                          73               13                60
2007                                                                           -                -                 -
----------------------------------------------------------------------------------------------------------------------
Total minimum capital lease payments                                       9,337              837             8,500
----------------------------------------------------------------------------------------------------------------------

Note 7. Capital stock, stock options and warrants

a)  Capital stock
Authorized, an unlimited number without par value:
    - First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;
    - Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;
    - Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;
    - Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.


CGI GROUP INC. 2002                                                           10
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


For 2002, 2001 and 2000, and after giving retroactive effect to the subdivision of the Company's shares that occurred on January 7, 2000, the Class A subordinate shares and the Class B shares changed as follows:

                                                                CLASS A SUBORDINATE SHARES                     CLASS B SHARES
                                                                                  CARRYING                           CARRYING
                                                                  NUMBER             VALUE           NUMBER             VALUE
                                                                               $                                  $
Balance at September 30, 1999                                233,887,974           423,616       34,773,652               148
Issued for cash                                                  287,914             4,003                -                 -
Issued as consideration for business acquisitions (Note 9)     5,626,369            57,112                -                 -
Options exercised                                                953,410             5,914           72,874             1,014
-----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000                                240,755,667           490,645       34,846,526             1,162
Issued for cash                                                        -                 -        5,953,248            53,043
Issued as consideration for business acquisitions (Note 9)    85,835,178           651,010                -                 -
Options exercised                                                441,872             2,236                -                 -
-----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2001                                327,032,717         1,143,891       40,799,774            54,205
Issued for cash (1)                                           11,110,000           124,988                -                 -
Issued as consideration for business acquisitions (Note 9       )210,739             2,261                -                 -
Options exercised                                              1,546,801             7,276                -                 -
-----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2002                                339,900,257         1,278,416       40,799,774            54,205
-----------------------------------------------------------------------------------------------------------------------------

(1) On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares to the public for cash proceeds of $124,988,000 before share issue costs of $3,800,000 (net of income tax recoveries of $1,700,000).

b)  Stock options
Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A shares over the five business days preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death. Options for 35,749,234 Class A subordinate shares have been reserved for issuance under the Stock option plan.
    Had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, under this Stock option plan, the Company's pro forma net earnings, basic and diluted earnings per share for the year ended September 30, 2002, would have been $131,669,000, $0.35 and $0.35, respectively. These pro forma amounts include a compensation cost based on a weighted-average grant date fair value of $4.27 per stock option for 1,096,101 stock options (net of cancellation) granted during the year ended September 30, 2002, as calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.6%, dividend yield of 0.0%, expected volatility of 48.7% and expected life of five years. As permitted by CICA Handbook Section 3870, the pro forma disclosure omits the effect of awards granted before October 1, 2001.
    In connection with a business acquisition completed in fiscal 2001 (see Note
9) where outstanding stock options of the acquiree became options to acquire CGI Class A subordinate shares, the Company recorded 3,357,962 vested options out of a total of 8,424,502 options outstanding as a purchase consideration of $16,519,000 representing the estimated fair value of the outstanding vested stock options of the acquiree at the date of acquisition.

c)  Warrants
In connection with the signing of a strategic outsourcing contract and of a business acquisition (see Note 9), the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contract, or date of business acquisition, and have an exercise period of five years. As at September 30, 2002 and 2001, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006, and the remaining 1,118,210 are exercisable at a price of $8.78 per share expiring June 13, 2006. The fair values of the warrants, totaling $19,655,000, were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.
    In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition (the "Initial Warrants"), CGI issued to the Majority Shareholders and BCE warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority
Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants.
    Furthermore, subject to regulatory approval, the Company has undertaken in favor of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar


CGI GROUP INC. 2002                                                           11
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A subordinate shares on the Toronto Stock Exchange ("TSX") on the date preceding the issuance of the Extended Warrants.

d) The following table presents the number of all shares, stock options and warrants outstanding as at September 30:

                                                                                             2002              2001
Class A subordinate shares                                                            339,900,257       327,032,717
Class B shares                                                                         40,799,774        40,799,774
----------------------------------------------------------------------------------------------------------------------
Total capital stock                                                                   380,700,031       367,832,491

Number of stock options (Class A subordinate shares) -Accounted for                     2,333,231         3,139,943
Number of stock options (Class A subordinate shares) -Not accounted for                18,481,589        21,083,909
Number of warrants (Class A subordinate shares) -Accounted for                          5,118,210         5,118,210
Number of warrants (Class A subordinate shares and Class B shares) -Not accounted for   4,562,058         4,562,058
----------------------------------------------------------------------------------------------------------------------
Number of shares reflecting the potential exercise of stock options and warrants      411,195,119       401,736,611
----------------------------------------------------------------------------------------------------------------------

e) The following table presents information concerning stock options and warrants accounted for the years ended September 30:

                                                                             2002                                        2001
                                         STOCK OPTIONS                   WARRANTS         STOCK OPTIONS              WARRANTS
                                              CARRYING                   CARRYING              CARRYING              CARRYING
                                     NUMBER      VALUE        NUMBER        VALUE     NUMBER      VALUE     NUMBER      VALUE
                                                     $                          $                     $                     $
Balance, beginning of year        3,139,943     15,446     5,118,210       19,655          -          -          -          -
Granted as consideration for
    business acquisitions (Note 9)        -          -             -            -  3,357,962     16,519  5,118,210     19,655
Exercised                          (107,318)      (528)            -            -   (218,019)    (1,073)         -          -
Forfeited and expired (1)          (699,394)    (3,441)            -            -          -          -          -          -
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year              2,333,231     11,477     5,118,210       19,655  3,139,943     15,446  5,118,210     19,655
-----------------------------------------------------------------------------------------------------------------------------

(1) During the year ended September 30, 2002, the Company cancelled options for an amount of $3,441,000 which has been reclassified to contributed surplus.

f)  Additional information on stock options
The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company for the years ended September 30:

                                                              2002                          2001                         2000
                                                          WEIGHTED                      WEIGHTED                     WEIGHTED
                                                           AVERAGE                       AVERAGE                      AVERAGE
                                            NUMBER  EXERCISE PRICE         NUMBER EXERCISE PRICE       NUMBER  EXERCISE PRICE
                                      OF OPTIONS(1)      PER SHARE   OF OPTIONS(1)     PER SHARE OF OPTIONS(1)      PER SHARE
                                                                 $                             $                            $
Outstanding, beginning of year          24,223,852           10.69      6,413,181          11.46    4,996,414            8.23
Granted                                  1,206,925            8.91     10,643,930           8.89    2,565,594           15.93
Granted as consideration for business
    acquisition (Note 9)                         -               -      8,424,502          12.27            -               -
Exercised                               (1,546,801)           4.27       (441,872)          2.63   (1,026,284)           6.75
Forfeited and expired                   (3,069,156)          12.55       (815,889)         13.90     (122,543)          13.21
-----------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                20,814,820           10.79     24,223,852          10.69    6,413,181           11.46
-----------------------------------------------------------------------------------------------------------------------------

(1) Include stock options that are accounted for as indicated in the table above.


CGI GROUP INC. 2002                                                           12
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


The following table summarizes information about outstanding stock options granted to certain employees and directors of the Company at September 30, 2002:

                                                           OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                        WEIGHTED AVERAGE
                                               REMAINING              WEIGHTED                             WEIGHTED
             RANGE OF           NUMBER       CONTRACTUAL               AVERAGE           NUMBER             AVERAGE
       EXERCISE PRICE      OUTSTANDING      LIFE (YEARS)        EXERCISE PRICE      EXERCISABLE      EXERCISE PRICE
                    $                                                        $                                    $
         0.05 to 4.40          998,378                 7                  2.79          534,777                2.47
         5.14 to 5.94          993,173                 1                  5.70          973,918                5.71
         6.03 to 8.99        8,966,226                 9                  8.45        7,330,755                8.52
        9.03 to 13.61        5,416,530                 7                 10.63        4,232,456               10.64
       14.00 to 17.44        2,768,014                 7                 15.82        2,159,288               15.74
       18.01 to 23.94        1,322,044                 5                 20.48        1,019,473               20.23
       24.51 to 36.79          350,455                 6                 33.97          309,800               34.85
----------------------------------------------------------------------------------------------------------------------
                            20,814,820                 7                 10.79       16,560,467               10.86
----------------------------------------------------------------------------------------------------------------------

g)  Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

                                                2002                                 2001                                 2000
                                    NUMBER                               NUMBER                               NUMBER
                 NET EARNINGS    OF SHARES  EARNINGS NET EARNINGS     OF SHARES  EARNINGS NET EARNINGS     OF SHARES  EARNINGS
                  (NUMERATOR) DENOMINATOR) PER SHARE  (NUMERATOR) (DENOMINATOR) PER SHARE  (NUMERATOR) (DENOMINATOR) PER SHARE
                            $                      $            $                       $            $                       $
Net earnings          135,799  377,349,472      0.36       62,789   299,500,350      0.21       55,666   270,442,354      0.21
Dilutive options            -    2,083,498         -            -     1,287,291         -            -     2,317,858         -
Dilutive warrants           -    2,137,885         -            -       319,545         -            -             -         -
------------------------------------------------------------------------------------------------------------------------------
Net earnings after
  assumed conversions 135,799  381,570,855      0.36       62,789   301,107,186      0.21       55,666   272,760,212      0.20
------------------------------------------------------------------------------------------------------------------------------

Note 8. Income taxes
As described in Note 2, the Company adopted the recommendations of CICA Handbook
Section 3465, Income Taxes, effective October 1, 1999, as a cumulative adjustment to retained earnings. The income tax provision is as follows for the years ended September 30:

                                                                            2002             2001              2000
                                                                               $                $                 $
Current                                                                   61,166           38,125            46,494
Future (1)                                                                35,602           34,040             3,491
----------------------------------------------------------------------------------------------------------------------
                                                                          96,768           72,165            49,985
----------------------------------------------------------------------------------------------------------------------

(1) Includes $1,451,000 in 2001, and $1,277,000 in 2000, of future income taxes related to goodwill amortization.

The Company's effective income tax rate differs from the combined Canadian statutory tax rate for the following reasons for the years ended September 30:

                                                                              2002             2001              2000
                                                                                 %                %                 %
Combined federal and provincial tax rates                                     36.6             38.6              40.6
Non-deductible items                                                           0.7              8.6               7.3
Valuation allowance relating to tax benefits on losses                         4.4              7.8                 -
Other                                                                         (0.1)            (2.0)             (1.1)
----------------------------------------------------------------------------------------------------------------------
Effective income tax rate after goodwill amortization                         41.6             53.0              46.8
Goodwill amortization                                                            -             (8.5)             (6.3)
----------------------------------------------------------------------------------------------------------------------
Effective income tax rate before goodwill amortization                        41.6             44.5              40.5
----------------------------------------------------------------------------------------------------------------------


CGI GROUP INC. 2002                                                           13
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


Future income taxes are as follows at September 30:

                                                                                             2002              2001
                                                                                                $                 $
                                                                                                         (Restated)
Future income tax assets:
    Provision for integration costs                                                         5,160            22,310
    Tax benefits on losses carried forward                                                127,609            97,415
    Accrued compensation                                                                    5,969             7,107
    Allowance for doubtful accounts                                                         1,421             3,507
    Other                                                                                   1,888             3,742
----------------------------------------------------------------------------------------------------------------------
                                                                                          142,047           134,081
----------------------------------------------------------------------------------------------------------------------
Future income tax liabilities:
    Fixed assets, contract costs and other long-term assets                                88,387            28,597
    Work in progress                                                                        6,490             6,716
    Goodwill                                                                                5,309             5,467
    Refundable tax credits on salaries                                                     13,832             8,997
    Other                                                                                   5,979             8,202
----------------------------------------------------------------------------------------------------------------------
                                                                                          119,997            57,979
----------------------------------------------------------------------------------------------------------------------
Valuation allowance                                                                       100,819            93,820
----------------------------------------------------------------------------------------------------------------------
Future income taxes, net                                                                  (78,769)          (17,718)
----------------------------------------------------------------------------------------------------------------------

Future income taxes are classified as follows:
    Current future income tax assets                                                       12,567            17,998
    Long-term future income tax assets                                                     28,661            29,002
    Current future income tax liabilities                                                 (26,301)          (21,013)
    Long-term future income tax liabilities                                               (93,696)          (43,705)
----------------------------------------------------------------------------------------------------------------------
Future income tax liabilities, net                                                        (78,769)          (17,718)
----------------------------------------------------------------------------------------------------------------------

    Certain of the Company's subsidiaries have losses carried forward aggregating approximately $369,000,000, of which approximately $325,000,000
(US$206,000,000) originates from the Company's US subsidiaries, available to reduce future taxable income and expiring at various dates to 2022. The benefit of these losses has been reflected in the Consolidated Financial Statements to the extent that it was considered to be more likely than not that the related future income tax assets would be realized.
    Foreign earnings of certain of CGI's subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future tax liability for these retained earnings as management does not expect them to be repatriated. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any. Determination of the amount of unrecognized federal and provincial future income tax liability for these retained earnings or foreign tax withholding is not practicable because of the complexities associated with its hypothetical calculation.

Note 9. Investments in subsidiaries and joint ventures
For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.
    During fiscal 2002, the Company completed five acquisitions of IT consulting firms for considerations ranging between $2,100,000 and $7,000,000, for an aggregate consideration of $24,988,000, including acquisition costs of approximately $503,000 and the issuance of 210,739 Class A subordinate shares at a price of $10.73 per share. The Company acquired all of the outstanding shares of the businesses, except in two cases where assets were acquired.


CGI GROUP INC. 2002                                                           14
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

                                                                        2002
                                                                           $
Non-cash working capital items                                        (2,686)
Future income taxes                                                      933
Fixed assets                                                           1,271
Contract costs and other long-term assets                              2,166
Goodwill (1)                                                          23,049
-------------------------------------------------------------------------------
                                                                      24,733
Cash position at acquisition                                             255
-------------------------------------------------------------------------------
Net assets acquired                                                   24,988
-------------------------------------------------------------------------------
Consideration
Cash (including acquisition costs)                                    20,121
Balance of purchase price                                              2,606
Issuance of 210,739 Class A subordinate shares (2)                     2,261
-------------------------------------------------------------------------------
                                                                      24,988
-------------------------------------------------------------------------------
(1) Includes $9,292,000 of goodwill deductible for tax purposes. Of the total goodwill amount, $10,986,000 is included in the US and Asia Pacific segment and the remaining $12,063,000 is included in the Canada and Europe segment.
(2) The per share value of the shares issued as consideration for one of the business acquisitions was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

    In May 2002, the Company acquired, for a cash consideration of $26,000,000, a 49% interest in a newly created joint venture, Innovapost Inc. ("Innovapost"). The Company also paid, through Innovapost, an incentive of $26,000,000 to Canada Post Corporation, its partner in the joint venture, for the signing of a 10-year outsourcing contract. The aggregate consideration paid of $52,000,000 was accounted for as contract costs and other long-term assets in accordance with its substance and will be amortized over the term of the contract.
    During the year, the Company sold its Australian and Japanese operations for an aggregate cash consideration of $10,365,000 with no resulting gain.
    As described below, during 2002, the Company finalized the purchase price allocation for both the IMR and the Desjardins acquisitions completed during 2001.
    The schedule below reflects the payments made and the remaining balance of accrued acquisition and integration costs related to IMR.

                                                                        RESTATED      PAID DURING
                                                                   BALANCE AS AT   THE YEAR ENDED     BALANCE AS AT
                                                                   SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,
                                                                            2001(1)          2002              2002
                                                                               $                $                 $
Professional fees                                                          2,834            2,796                38
Consolidation and closure of facilities                                   12,446            4,745             7,701
Severance                                                                 11,700           10,468             1,232
Other                                                                      1,655              325             1,330
----------------------------------------------------------------------------------------------------------------------
                                                                          28,635           18,334            10,301
----------------------------------------------------------------------------------------------------------------------

(1) Restated as described in Note 2.

During 2001, the Company made the following acquisitions:

C.U. Processing Inc. ("CUP")--On October 4, 2000, the Company acquired all the outstanding shares of CUP, a Detroit-based provider of information management systems primarily to US credit unions;

AGTI Consulting Services Inc. ("AGTI")--On November 27, 2000, the Company acquired 49% of all outstanding shares of AGTI, a Montreal-based IT consulting firm. The Company accounts for its 49% interest in AGTI using the proportionate consolidation method;

Star Data Systems Inc. ("Star Data")--On January 9, 2001, the Company acquired all the outstanding common shares of Star Data on the basis of 0.737 Class A subordinate shares of the Company for each Star Data common share; therefore, the Company issued 13,546,327 Class A subordinate shares at a price of $7.59 per share for a total consideration of $102,820,000 before acquisition costs of approximately $2,150,000. The price per share of $7.59 was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition. Star Data is a Canadian-based provider of IT services and solutions to the financial services industry;


CGI GROUP INC. 2002                                                           15
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


Assets and liabilities of Confederation des caisses populaires et d'economie Desjardins du Quebec used in data and micro-computing of Mouvement des caisses Desjardins ("Desjardins") operations--On May 1, 2001, the Company acquired the assets, certain intellectual property rights and assumed certain liabilities of Desjardins which it used in data and micro-computing. In addition, approximately 450 Desjardins employees were transferred to the Company. The total consideration paid for this acquisition was $72,216,000, before acquisition costs of approximately $120,000, comprises cash of $57,945,000 and the issuance of 4,000,000 warrants at fair value in the amount of $14,271,000 (see Note 7). The warrants are presented as a component of shareholders' equity with a corresponding amount included in contract costs and other long-term assets, in accordance with their substance;

IMRglobal--On July 27, 2001, the Company merged with IMRglobal, a US-based leading global provider of end-to-end IT solutions, acquiring all the outstanding common stock of IMRglobal on the basis of 1.5974 Class A subordinate shares of the Company for each share of IMRglobal common stock; therefore, the Company issued 70,753,841 Class A subordinate shares at a price of $7.58 per share for a consideration of $536,314,000 before acquisition costs of approximately $17,347,000. The price per share of $7.58 was determined using the average trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the date that the terms of the business combination were agreed to and announced. In addition, each outstanding IMRglobal stock option as of that date became a 1.5974 stock option to acquire a Class A subordinate share of the Company; therefore, the Company effectively issued 8,424,502 stock options having a weighted-average exercise price per share of $12.27 and having a weighted-average fair value of $5.37 per option. Consistent with Canadian GAAP at the time, $16,519,000 representing the total fair value of 3,357,562 outstanding vested stock options having a weighted average fair value of $4.92 per option, was recorded as purchase consideration. The remaining $28,720,000 representing the total fair value of 5,066,940 outstanding unvested stock options having a weighted-average fair value of $5.67 per option was not recorded as purchase consideration (see Note 7).
    The purchase price included integration and acquisition costs totaling $47,190,000 incurred by the Company for professional fees and costs to exit and consolidate certain IMR activities.
    The components of the accrued costs included in the purchase price were as follows:

                                                               RESTATED              RESTATED      RESTATED BALANCE
                                                        ACQUISITION AND            PAID AS AT       REMAINING AS AT
                                                            INTEGRATION         SEPTEMBER 30,         SEPTEMBER 30,
                                                          LIABILITIES(1)                 2001(1)               2001(1)
                                                                      $                     $                     $
Professional fees                                                17,347                14,513                 2,834
Consolidation and closure of facilities                          14,000                 1,554                12,446
Severance                                                        12,000                   300                11,700
Other                                                             3,843                 2,188                 1,655
----------------------------------------------------------------------------------------------------------------------
                                                                 47,190                18,555                28,635
----------------------------------------------------------------------------------------------------------------------

(1) Restated as described in Note 2.

    At various dates throughout fiscal 2001, the Company completed the acquisition of all outstanding shares of six other companies, entered into two joint venture agreements and increased its interest in an equity investee for an aggregate consideration of $32,705,000. The sum of the purchase price allocations to the net assets acquired is presented in the "Other" column in the table below. A total of 1,535,010 Class A subordinate shares having a weighted-average value per share of $7.74 were issued in connection with these acquisitions. The per share value of the shares issued as consideration was determined using the average closing share price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the business combinations. In addition, the Company began using the proportionate consolidation method to account for its investment in the equity investee as of January 12, 2001.


CGI GROUP INC. 2002                                                           16
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


These fiscal 2001 acquisitions were accounted for using the purchase method, as follows:

NET ASSETS ACQUIRED                            IMR(2)   STARDATA DESJARDINS(3)    AGTI       CUP     OTHER    TOTAL
                                                   $           $            $        $         $         $        $
Non-cash working capital items               (45,695)    (18,391)      24,245    2,216   (12,061)     (471) (50,157)
Fixed assets                                  42,095      21,211        3,612      448     3,296     2,135   72,797
Contract costs and other
    long-term assets                          29,923       9,203      111,986        -       447        11  151,570
Future income taxes                            1,102      15,716       (7,744)      10     4,228     1,139   14,451
Goodwill (1)                                 560,520      73,060        7,744   14,602    41,601    27,588  725,115
Long-term debt                               (53,988)    (10,799)           -        -      (812)   (1,759) (67,358)
Deferred credits and other
    long-term liabilities                     (7,609)          -      (67,627)       -         -         -  (75,236)
----------------------------------------------------------------------------------------------------------------------
                                             526,348      90,000       72,216   17,276    36,699    28,643  771,182
Cash position at acquisition                  26,485      12,820            -    7,639     1,837     4,062   52,843
----------------------------------------------------------------------------------------------------------------------
                                             552,833     102,820       72,216   24,915    38,536    32,705  824,025
----------------------------------------------------------------------------------------------------------------------

Consideration
    Cash                                           -           -       57,945   24,915    38,536    19,561  140,957
    Issuance of 85,835,178 Class A
       subordinate shares                    536,314     102,820            -        -         -    11,876  651,010
    Fair value of 3,357,562 vested
       stock options (Notes 2 and 7)          16,519           -            -        -         -         -   16,519
    4,000,000 warrants at fair
       value (Note 7)                              -           -       14,271        -         -         -   14,271
    Equity value of investment
       at acquisition date                         -           -            -        -         -     1,268    1,268
----------------------------------------------------------------------------------------------------------------------
                                             552,833     102,820       72,216   24,915    38,536    32,705  824,025
----------------------------------------------------------------------------------------------------------------------

(1) Includes $55,413,000 of goodwill deductible for tax purposes. Of the total goodwill amount, $534,415,000 is included in the US and Asia Pacific segment and the remaining $190,700,000 is included in the Canada and Europe segment.
(2) During 2002, the Company finalized the purchase price allocation of IMR; as a result, contract costs and other long-term assets were increased by $7,577,000 and non-cash working capital items, goodwill and future income taxes were decreased by $3,947,000, $978,000 and $2,652,000, respectively. Total acquisition and integration costs were also adjusted (decrease of $20,810,000) to reflect the Company's reviewed interpretation of the accounting treatment for integration liabilities to be incurred in connection with business acquisitions (see discussion above). These adjustments are all reflected in the table above.
(3) During the third fiscal quarter of 2002, the Company finalized the purchase price allocation resulting in decreases in goodwill, integration liabilities, and future income tax assets of $1,805,000, $2,864,000 and $1,059,000 respectively. These adjustments are all reflected in the above table.

During 2001, the Company modified the initial purchase price allocation of APG Solutions & Technologies Inc. ("APG"), acquired in 2000, following the conclusion of pending arbitration at the acquisition date, which resulted in a reduction of the consideration paid and the corresponding value of net assets acquired of approximately $1,721,000.

During 2000, the Company made the following acquisitions:

MCM Technology Inc. ("MCM")--On October 26, 1999, the Company acquired all the outstanding shares of MCM, an information technology consulting firm serving clients mainly in the healthcare and telecommunications industries; therefore, the Company issued 462,062 Class A subordinate shares at a price of $13.90 per share for a total consideration of $6,425,000 before acquisition costs of approximately $100,000. The price per share of $13.90 was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition.

APG--On September 1, 2000, the Company acquired all the outstanding shares of APG, an information technology consulting firm specializing in the implementation of enterprise resource planning solutions, system evolution, electronic commerce and knowledge management; therefore, the Company issued 5,164,307 Class A subordinate shares at a price of $9.81 per share for a total consideration of $50,687,000 before acquisition cost of approximately $1,300,000. The price per share of $9.81 was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition.


CGI GROUP INC. 2002                                                           17
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


These fiscal 2000 acquisitions, including the fiscal 2001 modification relating to APG described above, were accounted for using the purchase method, as follows:

NET ASSETS ACQUIRED                                                          MCM              APG             TOTAL
                                                                               $                $                 $
Non-cash working capital items                                            (1,208)          (8,336)           (9,544)
Fixed assets                                                                 872            2,089             2,961
Contract costs and other long-term assets                                      -               64                64
Future income taxes                                                          363            9,678            10,041
Goodwill                                                                   8,925           63,749            72,674
Long-term debt                                                              (635)          (1,775)           (2,410)
----------------------------------------------------------------------------------------------------------------------
                                                                           8,317           65,469            73,786
Cash position at acquisition                                               1,008           (7,162)           (6,154)
----------------------------------------------------------------------------------------------------------------------
                                                                           9,325           58,307            67,632
----------------------------------------------------------------------------------------------------------------------
Consideration
    Cash                                                                   2,900            7,620            10,520
    Issuance of 5,626,369 Class A subordinate shares (Note 7)              6,425           50,687            57,112
----------------------------------------------------------------------------------------------------------------------
                                                                           9,325           58,307            67,632
----------------------------------------------------------------------------------------------------------------------

Note 10. Joint ventures: supplementary information
The Company's proportionate share of its joint venture investees' operations included in the Consolidated Financial Statements is as follows:

                                                                         AS AT AND FOR THE YEARS ENDED SEPTEMBER 30
                                                                                             2002              2001
                                                                                                $                 $
Balance Sheets
    Current assets                                                                         34,252            18,370
    Non-current assets                                                                     29,431            21,967
    Current liabilities                                                                    15,547             4,275
    Non-current liabilities                                                                 3,580                45
Statements of earnings
    Revenue                                                                                79,456            35,057
    Expenses                                                                               77,226            34,339
----------------------------------------------------------------------------------------------------------------------
    Net earnings                                                                            2,230               718
----------------------------------------------------------------------------------------------------------------------
Statements of cash flows Cash provided by (used for):
       Operating activities                                                                10,552             1,572
       Financing activities                                                                 3,868                 -
       Investing activities                                                                (2,573)           (2,220)

Note 11. Supplementary cash flow information
i) Net change in non-cash working capital items is as follows for the years ended September 30:

                                                                            2002             2001              2000
                                                                               $                $                 $
Accounts receivable                                                         (617)             725            17,206
Income taxes                                                               6,502             (559)          (13,647)
Work in progress                                                         (17,673)         (12,277)           31,725
Prepaid expenses and other current assets                                 (1,361)            (556)           (5,486)
Accounts payable and accrued liabilities                                 (43,199)           2,073           (92,027)
Deferred revenue                                                          10,611            4,872             3,475
----------------------------------------------------------------------------------------------------------------------
                                                                         (45,737)          (5,722)          (58,754)
----------------------------------------------------------------------------------------------------------------------


CGI GROUP INC. 2002                                                           18
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


ii) Non-cash operating, investing and financing activities are as follows for the years ended September 30:

                                                                            2002             2001              2000
                                                                               $                $                 $
Operating activities
    Deferred credits and other long-term liabilities                      15,728           14,000                 -
    Future income taxes                                                   12,347            3,029                 -
----------------------------------------------------------------------------------------------------------------------
                                                                          28,075           17,029                 -
----------------------------------------------------------------------------------------------------------------------
Investing activities
    Shares issued for business acquisitions                                2,261          681,800            57,112
    Purchase of assets under capital leases                                    -                -             2,882
    Contract costs and other long-term assets                             28,075           22,413                 -
----------------------------------------------------------------------------------------------------------------------
                                                                          30,336          704,213            59,994
----------------------------------------------------------------------------------------------------------------------
Financing activities
    Issuance of shares                                                     2,261          651,010            57,112
    Issuance of warrants and stock options                                     -           36,174                 -
    Increase in obligations under capital leases                               -                -             2,882
----------------------------------------------------------------------------------------------------------------------
                                                                           2,261          687,184            59,994
----------------------------------------------------------------------------------------------------------------------

iii) Interest paid and income taxes paid are as follows for the years ended September 30:

                                                                            2002             2001              2000
                                                                               $                $                 $
Interest paid                                                              2,172            4,592             3,754
Income taxes paid                                                         51,923           41,615            67,154

Note 12. Segmented information
Effective October 1, 2001, the Company changed its organizational structure. The Company has three strategic business units ("SBU") as follows: Canada and Europe, US and Asia Pacific, and Business Process Services ("BPS"). As of that date, the Company began to evaluate each SBU's performance under this structure and began reporting segmented information on that basis. Comparative segmented information has been restated to reflect the fiscal 2002 segmentation basis.
    The Company evaluates each SBU's performance primarily based on its revenue, revenue less operating expenses as well as based on its net contribution (the latter being defined as earnings before interest, income taxes and amortization of goodwill) by its Management Committee that is chaired by the Chief Executive Officer.
    The Canada and Europe segment and the US and Asia Pacific segment offer end-to-end IT services including management of IT and business functions, systems integration and consulting services. The BPS segment provides services in the management of business functions. These segments serve clients in the following sectors: financial services, telecommunications, manufacturing, retail and distribution, governments, utilities and services and healthcare. The corporate segment comprises management of cash and cash equivalents and general corporate activities such as strategy and market development, coordination of large projects and capital investment decisions. Costs which have not been allocated to the other segments are included in this segment as they represent common costs and general head office expenses; the allocation of these costs to the other segments would not assist in the evaluation of the respective segments' contributon.

                                                                                                                2002
                                          CANADA AND        US AND                           INTERSEGMENT
                                              EUROPE  ASIA PACIFIC     BPS     CORPORATE      ELIMINATION      TOTAL
                                                   $             $       $             $                $          $
Revenue (1)                                1,823,995       309,683  93,461             -          (57,526) 2,169,613
Operating expenses                         1,481,129       303,530  71,927        61,403          (57,526) 1,860,463
-----------------------------------------------------------------------------------------------------------------------
Earnings before the undernoted:              342,866         6,153  21,534       (61,403)               -    309,150
Depreciation and amortization                 59,457        10,937   4,239         2,372                -     77,005
-----------------------------------------------------------------------------------------------------------------------
Earnings before interest and income taxes    283,409        (4,784) 17,295       (63,775)               -    232,145
-----------------------------------------------------------------------------------------------------------------------
Total assets                               1,363,889       645,224 118,142       173,637                -  2,300,892
-----------------------------------------------------------------------------------------------------------------------

(1) Revenue of approximately $50,833,000 and $30,199,000 generated from clients located in the United States were presented under the Canada and Europe segment for the years 2002 and 2001 respectively.


CGI GROUP INC. 2002                                                           19
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


                                                                                                                2001
                                              CANADA        US AND                           INTERSEGMENT
                                          AND EUROPE  ASIA PACIFIC     BPS     CORPORATE      ELIMINATION      TOTAL
                                                   $             $       $             $                $         $
Revenue                                    1,345,538       178,566  74,735             -          (38,448) 1,560,391
Operating expenses                         1,092,343       195,076  57,669        34,405          (38,448) 1,341,045
----------------------------------------------------------------------------------------------------------------------
Earnings before the undernoted:              253,195       (16,510) 17,066       (34,405)               -    219,346
Depreciation and amortization                 49,517         2,126   2,873         1,206                -     55,722
----------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes,
    entity subject to significant influence
    and amortization of goodwill             203,678       (18,636) 14,193       (35,611)               -    163,624
----------------------------------------------------------------------------------------------------------------------
Total assets (1)                           1,222,107       643,475  96,871        66,216                -  2,028,669
----------------------------------------------------------------------------------------------------------------------

                                                                                                                2000
                                              CANADA        US AND                           INTERSEGMENT
                                          AND EUROPE  ASIA PACIFIC     BPS     CORPORATE      ELIMINATION      TOTAL
                                                   $             $       $             $                $         $
Revenue                                    1,275,471       158,449  75,840             -          (86,680) 1,423,080
Operating expenses                         1,085,071       164,204  57,534        34,732          (86,680) 1,254,861
----------------------------------------------------------------------------------------------------------------------
Earnings before the undernoted:              190,400        (5,755) 18,306       (34,732)               -    168,219
Depreciation and amortization                 37,671         2,793   3,136         1,300                -     44,900
----------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes,
    entity subject to significant influence
    and amortization of goodwill             152,729        (8,548) 15,170       (36,032)               -    123,319
----------------------------------------------------------------------------------------------------------------------
Total assets                                 677,952       141,698  80,643        28,262                -    928,555
----------------------------------------------------------------------------------------------------------------------

Revenue by service line:

                                                                                    2002             2001      2000
                                                                                       $                $         $
Management of IT and business functions (outsourcing)                          1,562,121        1,070,183   878,798
Systems integration and consulting                                               607,492          490,208   544,282
----------------------------------------------------------------------------------------------------------------------
Total                                                                          2,169,613        1,560,391 1,423,080
----------------------------------------------------------------------------------------------------------------------

The  Canada  and  Europe  segment   comprises  revenue  from  contracts  with  a
shareholder, its subsidiaries and its affiliated companies (see Note 13).

                                                                      CONTRACT COSTS AND
                                                  FIXED ASSETS    OTHER LONG-TERM ASSETS                   GOODWILL
                                               2002       2001        2002          2001             2002      2001(1)
                                                  $          $           $             $                $         $
Canada and Europe                            59,727     63,132     367,712       233,597          579,369   582,788
US and Asia Pacific                          42,112     43,632      25,005        27,263          507,406   490,805
BPS                                          16,912      8,923      10,461         9,324           47,077    45,370
Corporate                                    26,630      7,704      30,564         2,219                -         -
----------------------------------------------------------------------------------------------------------------------
                                            145,381    123,391     433,742       272,403        1,133,852 1,118,963
----------------------------------------------------------------------------------------------------------------------

(1) Restated as described in Note 2.

Note 13. Related party transactions
In the normal course of business, the Company is party to contracts with certain of BCE Inc.'s ("BCE," a shareholder) subsidiaries and affiliated companies, pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company's operating, financing and investing activities through its 31.53% (32.63% in 2001) ownership interest in CGI and through the significant business volume originating from BCE together with its subsidiaries and affiliates. Transactions and resulting balances, which were measured at exchange amounts, are presented below:

                                                                            2002             2001              2000
                                                                               $                $                 $
Revenue                                                                  502,645          437,591           560,077
Purchase of services                                                      82,978           78,495           114,062
Accounts receivable                                                       18,756           37,549            53,235
Accounts payable                                                           7,850            4,828            12,645
Work in progress                                                             126           16,389            12,072
Deferred revenue                                                             853           24,010            11,998
Contract costs and other long-term assets                                 26,257           22,750            25,711


CGI GROUP INC. 2002                                                           20
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


    In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. CGI exercises significant influence over the Innovapost's operating, financing and investing activities through its 49% ownership interest. Transactions and resulting balances, which were measured at exchange amounts, are presented below:

                                                                           2002
                                                                              $
Revenue                                                                   8,778
Accounts receivable                                                       8,721
Work in progress                                                          3,606
Contract costs and other long-term assets                                23,747
Deferred credits                                                         10,624

Note 14. Commitments and contingencies
At September 30, 2002, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $835,977,000. Minimum lease payments due in each of the next five years are as follows:

                                                                              $
2003                                                                    104,742
2004                                                                     96,225
2005                                                                     78,670
2006                                                                     61,644
2007                                                                     49,230

    The Company concluded six long-term service agreements representing a total commitment of $57,110,000. Minimum payments under these agreements due in each of the next five years are as follows:

                                                                              $
2003                                                                     29,713
2004                                                                     14,515
2005                                                                      8,068
2006                                                                      4,245
2007                                                                        569

Note 15. Financial instruments

Risk management
The Company periodically uses various derivative instruments to manage its foreign currency position. The derivative instruments entered into by CGI comprise principally forward contracts. The Company does not hold or issue financial instruments for trading purposes.

Fair value
At September 30, 2002 and 2001, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.
    The estimated fair values of long-term debt and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2002 and 2001.

Credit risk
Credit risk concentration with respect to trade receivables is limited due to the Company's large client base. Furthermore, as described in Note 13, the Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates. Management does not believe that the Company is subject to any significant credit risk.

Currency risk
The Company operates internationally and is exposed to market risks from changes in foreign currency rates. As at September 30, 2002 and 2001, there were no outstanding forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2002, were not significant.


CGI GROUP INC. 2002                                                           21
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


Note 16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP The material differences between Canadian and US GAAP affecting the Company's Consolidated Financial Statements are detailed as follows:

Reconciliation of net earnings:

                                                                            2002             2001              2000
                                                                               $                $                 $
Net earnings - Canadian GAAP                                             135,799           62,789            55,666
Adjustments for:
    Capitalized software costs (i)                                        (2,771)               -                 -
    Warrants (ii)                                                            910          (11,605)                -
    Unearned compensation (iii)                                           (1,450)            (150)                -
    Integration costs (iv)                                                     -           (4,842)           (1,764)
    Goodwill (v)                                                               -             (500)             (500)
    Foreign currency translation (vi)                                          -              523               462
----------------------------------------------------------------------------------------------------------------------
Net earnings - US GAAP                                                   132,488           46,215            53,864
----------------------------------------------------------------------------------------------------------------------
Basic and diluted EPS - US GAAP                                             0.35             0.15              0.20
----------------------------------------------------------------------------------------------------------------------

Reconciliation of shareholders' equity:

                                                                            2002             2001              2000
                                                                               $                $                 $
                                                                                (Restated, Note 2)
Shareholders' equity - Canadian GAAP                                   1,779,615        1,503,114           677,301
Adjustments for:
    Capitalized software costs (i)                                        (2,771)               -                 -
    Warrants (ii)                                                        (10,695)         (11,605)                -
    Unearned compensation (iii)                                           (3,694)          (3,694)                -
    Integration costs (iv)                                                (6,606)          (6,606)           (1,764)
    Goodwill (v)                                                          28,078           27,578              (642)
    Foreign currency translation (vi)                                        581              581             1,659
    Adjustment for change in accounting policy (vii)                       9,134            9,134             9,134
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity - US GAAP                                         1,793,642        1,518,502           685,688
----------------------------------------------------------------------------------------------------------------------

(i) Capitalized software costs
Under Canadian GAAP, certain overhead costs were capitalized. Under US GAAP, these overhead costs are expensed as incurred. The adjustment represents the charge to consolidated net earnings, net of amortization already recorded for Canadian GAAP purposes and net of income taxes.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2001 adjustment represents the subtraction to revenue, net of contract costs amortization recorded for Canadian GAAP purposes and net of income taxes. The 2002 adjustment reflects the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

(iii) Unearned compensation
Under Canadian GAAP, unvested stock options granted as a result of a business combination are not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (v) below) that would have been recorded as a separate component of shareholders' equity for US GAAP purposes, relating to the IMR acquisition described in Note 9. This unearned compensation is amortized over approximately three years, being the estimated remaining future vesting (service) period.

(iv) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under US GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. The adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001 and 2000, recorded for Canadian GAAP purposes and net of income taxes.


CGI GROUP INC. 2002                                                           22
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


(v) Goodwill
As described in (vii) below, goodwill recorded by the Company would be greater for US GAAP purposes than for Canadian GAAP purposes. The 2001 and 2000 adjustments reflect the additional goodwill amortization expense for US GAAP purposes. Consistent with both Canadian and US GAAP, the Company discontinued the amortization of goodwill effective October 1, 2001.
    The goodwill adjustment to shareholders' equity results principally from the difference in the value assigned to stock options issued to IMR employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase allocation (see Notes 2 and 7), whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iii) above for a further discussion relating to this item.
    During the year ended September 30, 2002, the Company revised the calculation of the goodwill component adjustment under US GAAP. As a result, the goodwill component adjustment to Canadian shareholders' equity increased to $28,078,000 as at September 30, 2002, from $27,578,000 as at September 30, 2001.

(vi) Foreign currency translation
Under Canadian GAAP, the financial statements of the Company's foreign subsidiaries, which are considered integrated operations, have been translated using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.
    Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation, requires companies to translate functional-currency financial statements into reporting currency using the current exchange rate method whereby the rates in effect on the balance sheet dates for assets and liabilities and the weighted average rate for statement of earnings elements are used. Any translation adjustments, resulting from the process of translating the financial statements of foreign subsidiaries into Canadian dollars, are excluded from the determination of net earnings and are reported as a separate component in shareholders' equity.

(vii) Income taxes and adjustment for change in accounting policy
On October 1, 1999,  the Company  adopted the  recommendations  of CICA Handbook
Section 3465, Income taxes (see Note 2). The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, Accounting for Income Taxes, issued by the Financial Accounting Standards Board ("FASB"). Upon the implementation of
Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a purchase business combination, which resulted in future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under US GAAP, this amount would have been reflected as additional goodwill.
    Prior to the issuance of Section 3465, under Canadian GAAP, accounting for income taxes was similar to the provisions of the US Accounting Principles Board No. 11. Under US GAAP, the Company would have followed the provisions of SFAS No. 109.

(viii) Comprehensive income
Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries (see (vi) above). As at September 30, 2002, 2001 and 2000, cumulative other comprehensive income amounts to $34,266,000, $24,526,000 and $2,889,000, respectively.

    The following table represents comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income:

                                                                            2002             2001(1)           2000
                                                                               $                $                 $
                                                                                       (Restated)
Net earnings - US GAAP                                                   134,094           46,215            53,864
Other comprehensive income:
    Foreign currency translation adjustment, net of income taxes          10,505           22,034             1,762
----------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                     144,599           68,249            55,626
----------------------------------------------------------------------------------------------------------------------

(1) Restated as described in Note 2.

(ix) Proportionate consolidation
The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2002 and 2001, and for each of the years in the three-year period ended September 30, 2002. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 10). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.


CGI GROUP INC. 2002                                                           23
                                  notes to the consolidated financial statements
                                   Years ended September 30, 2002, 2001 and 2000
   (tabular amounts only are in thousands of Canadian dollars except share data)


(x) Earnings before amortization of goodwill
In Canada, the Accounting  Standards Board approved an addendum to CICA Handbook
Section 1580, Business Combinations, subsequently superceded by Section 1581, Business Combinations, that permitted goodwill amortization expense to be presented net-of-tax on a separate line in the consolidated statements of earnings. This presentation was not permitted under US GAAP. Under US GAAP, for the years ended September 30, 2001 and 2000, $29,086,000 and $19,653,000 (as
adjusted for US GAAP purposes) of amortization of goodwill would have been included in operating expenses, respectively.

(xi) Depreciation and amortization
Under US GAAP, depreciation and amortization amounts would be included in operating expenses.

(xii) Consolidated statements of cash flows
The Company's consolidated statements of cash flows for each of the years in the three-year period ended September 30, 2002, were prepared in accordance with CICA Handbook Section 1540, Cash Flow Statements, the provisions of which are substantially similar to those of SFAS No. 95, Statement of Cash Flows.


CGI GROUP INC. 2002                                                           24

Samson Belair/Deloitte & Touche, S.E.N.C.
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4113
www.deloitte.ca








Independent Auditors' Consent




We hereby consent to the incorporation by reference in CGI Group Inc.'s Registration Statements on Form S-8 (Reg. Nos. 333-13350, 333-66044 and 333-74932) of our audit report dated November 4, 2002, which is included in CGI Group Inc.'s Form 6-K.






(signed)
Samson Belair/Deloitte & Touche
Chartered Accountants





Montreal, Quebec
December 5, 2002

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date: December 5, 2002                 By /s/ Paule Dore
                                           Name:  Paule Dore
                                           Title: Executive Vice-President
                                                   and Chief Corporate Officer
                                                   and Secretary